As filed with the Securities and Exchange Commission on October 25, 2000
                           Registration No. 333-47051

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------

                         POST EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       -----------------------------------

                               FACTUAL DATA CORP.
                   -------------------------------------------
             (Exact name of registrant as specified in its charter)

           Colorado                          7374               84-1449911
---------------------------------      ---------------    ----------------------
  (State or other jurisdiction         (Primary S.I.C.      (I.R.S. Employer
of incorporation or organization)        Code Number)     Identification Number)

                              5200 Hahns Peak Drive
                            Loveland, Colorado 80538
                                 (970) 663-5700
          ------------------------------------------------------------
          (Address and telephone number of principal executive offices and principal place of business)

                                   J.H. Donnan
                              5200 Hahns Peak Drive
                            Loveland, Colorado 80538
                                 (970) 663-5700
            ---------------------------------------------------------
            (Name, address and telephone number of agent for service)

                                   COPIES TO:
                                 Samuel E. Wing
                              Jones & Keller, P.C.
                            1625 Broadway, Suite 1600
                             Denver, Colorado 80202
                            Telephone: (303) 573-1600
                         -------------------------------

            Approximate date of proposed sale to the public: As soon
                 as practicable after the effective date of this
          Post-Effective Amendment No. 2 to the Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ___

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___

   The Registrant hereby amends this Post Effective Amendment No. 2 to the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 2 to the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Post Effective Amendment No. 2 to the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS                SUBJECT TO COMPLETION, DATED OCTOBER ___, 2000

                               FACTUAL DATA CORP.

         We are offering 1,620,000 shares of our common stock to holders electing to exercise warrants and options issued as part of our initial public offering in May 1998. We will receive all the proceeds from this offering. The 1,380,000 warrants sold to the public in our offering are exercisable at $7.15 per share.

         We issued an option to the underwriter of our initial public offering to purchase 120,000 shares of our common stock for $7.04 per share and warrants to purchase an additional 120,000 shares of our common stock for $9.15 per share. The underwriter will receive all of the proceeds from the sale of these options and warrants if they are sold rather than exercised by it. See "Selling Securityholder."

         Our common stock and public warrants trade on the Nasdaq National Market under the symbols FDCC and FDCCW.

                            -------------------------

         You should carefully consider the risk factors beginning on page 4 before purchasing any of the securities.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            -------------------------





              The date of this prospectus is _______________, 2000


--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------

                            ABOUT FACTUAL DATA CORP.

         Factual Data Corp. was formed in 1985 to provide customized credit reports to mortgage lenders. In the past fifteen years, we have greatly expanded our business by developing a wide range of information services and sophisticated technology to deliver those services. We were among the pioneers in delivering business-to-business information services via electronic commerce. For over seven years, our customers have been able to reap the benefits of our information services by way of electronic order and delivery with the touch of a few buttons from their PC. Today, nearly all of our customers receive our customized reports by modem or network delivery directly to their computers.

         We specialize in preparing mortgage credit reports (MCRs) that we format and customize for each mortgage lender's requirements and then transmit to these lenders via modem, network or facsimile. We market our services nationally through 44 combined locations, including our own offices and through our franchisees and licensees. Our franchisees and licensees are collectively referred to as system affiliates. We are implementing a consolidation plan in the mortgage credit report industry.

         As we headed into 1999, our portfolio of services included fully automated consumer credit reports, employee screening, resident screening, and similar information services for businesses and government-sponsored enterprises. But 1999 was a year of dramatic transition. Our expanded team of programming, information, and marketing specialists focused intently on making our proprietary technology useful for a wider variety of purposes. As a result of that effort, we can now give our customers in any industry the facts they need, in a format they can use, to make any business decision. We can manipulate our information gathering and analysis platform in an endless variety of ways. For example, we can generate reports to help commercial lenders, home equity lenders, and credit unions make lending decisions; to help franchisers assess prospective franchisees; and to help businesses evaluate prospective customers, vendors, and venture partners.

         Our executive offices are located at 5200 Hahns Peak Drive, Loveland, Colorado 80538. Our telephone number is (970) 663-5700. We maintain a site on the World Wide Web at http://www.factualdata.com. However, the information on our website is not part of this prospectus.

Statement of Income Data:

                                     Year Ended December 31,    Six Months Ended June 30,
                                     -----------------------    -------------------------
                                       1998         1999          1999           2000
                                     --------     --------      ---------      --------

                                                               (unaudited)

                                            (in thousands, except per share data)

Revenue                              $  9,944     $ 25,830      $  12,349      $ 15,816
Operating expenses                      7,590       24,267         10,816        15,031
Net income                              1,577          659            932           199
Basic earnings per share                  .59          .13            .21           .04
Weighted average number of
 shares outstanding--basic              2,681        4,938          4,442         5,381
Diluted earnings per share                .57          .13            .19           .04
Weighted average number of
  shares outstanding--diluted           2,769        5,219          4,791         5,589

Other Statistical Data:(1)

Information services MCRs               2,767        3,451          1,770         1,990
Gross system billings                $ 45,193     $ 48,595      $  25,745      $ 25,249


Balance Sheet Data:

                                          December 31, 1999     June 30, 2000
                                          -----------------     -------------
                                                                 (unaudited)
                                                       (in thousands)

Working capital (deficit)                    $ (2,377)            $ (2,010)
Total assets                                   39,692               49,563
Total liabilities                              14,334               23,980
Shareholders' equity                           25,359               25,582


         (1) Represents the aggregate number of MCRs generated through our system for our own accounts, and for our system affiliates, and the gross system billings by us and our system affiliates.

                             Summary of the Offering

Securities offered by us

     1,620,000 shares of common stock issuable upon exercise of warrants and an option. Warrants to purchase 1,380,000 shares are held by the public and are exercisable at $7.15 per share at any time prior to 5:00 p.m. (EST) May 12, 2001.

Securities offered by a
selling securityholder(1)

     120,000 options to purchase common stock at $7.04 per share and 120,000 warrants to purchase common stock at $9.15 per share, both at any time prior to May 13, 2001.

Common stock outstanding             5,382,818 shares.

Common stock to be outstanding if
all warrants exercised               7,002,818 shares.(2)

Warrant Terms:
  Exercise price                     $7.15 per share.(3)
  Expiration date                    May 12, 2001
  Redemption
     We may redeem the warrants upon 30 days' prior written notice at a price of $.05 per warrant if the closing high bid price of our common stock equals or exceeds $10.73 for 20 consecutive trading days immediately preceding the date we mail a notice of redemption.

Use of proceeds

     We will use the net proceeds from the exercise of warrants, if any, for acquisitions, general corporate purposes and working capital. See "Use of Proceeds."

Nasdaq symbols
  Common stock                       FDCC
  Warrants                           FDCCW

Risk factors

     Our securities involve a high degree of risk and immediate dilution. Warrant holders should carefully consider the factors set forth under the captions "Risk Factors" and "Dilution" before exercising their warrants to purchase common stock.

------------------
     (1)There is no trading market for the selling securityholder's options or warrants and none is expected to develop.
     (2)Assumes all warrants and the selling securityholder's options are exercised.
     (3)Options to purchase 120,000 shares and warrants to purchase 120,000 shares held by the selling securityholder are exercisable at $7.04 and $9.15 per share, respectively.

                                  RISK FACTORS

         To inform investors of our future plans and objectives, this prospectus (and other reports and statements issued by us and our officers from time to time) contain certain statements concerning our future performance, intentions, objectives, plans and expectations that are or may be deemed to be "forward-looking statements." Our ability to do this has been fostered by the Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Such risks and uncertainties include but are not limited to the following:

         A decrease in demand for mortgage credit reports will likely decrease our earnings.

         Our primary service is our mortgage credit report ("MCR"). The use of this service is driven largely by consumer demand for credit for new home mortgages and refinancings and, to a lesser extent, lenders' efforts to develop new, and monitor existing, credit relationships. Consumer demand for mortgage credit tends to vary due to interest rate fluctuations and general economic conditions. We have found that MCR demand tends to increase during periods of economic expansion or when interest rates are declining. Our expenses consist largely of labor, repository and communication charges, and our ability to quickly control these costs is critical if the demand for MCRs slackens. Also, our lack of significant diversification in other services hinders our ability to withstand the negative impact of a downturn in demand for MCRs.

         Our consolidation plan includes operational and financial risks which may negatively affect our earnings.

         In mid-1998, we implemented a consolidation plan to acquire certain of our system affiliates and competitors engaged in providing MCR services that either complement or will expand our business. This plan involves a number of risks including:

        o    ability to retain acquired customers
        o    diversion of management time
        o    use of our financial resources in reviewing acquisition candidates
        o    operational assimilation of the acquired companies
        o    amortization charges of acquired intangible assets

         There are 30 system affiliates that have exclusive territory rights which expire at various times through the year 2005. We cannot compete or license others in those areas. We will be required to purchase a system affiliate, or wait until the expiration of the applicable agreement with the system affiliate, before expanding into, or acquiring a competitor in, the same territory. The success of our consolidation plan, both long-term and short-term, remains unknown.

         We may be unable to manage our recent and continued growth, which could negatively affect our earnings.

         Since mid-1998, we have made 28 acquisitions and employees have grown from about 37 to over 225. Our ability to manage these acquisitions, our new employees and the increased business activity while continuing to make additional acquisitions is critical to our success. Also critical in our acquisitions is our ability to:

        o   attract and keep mid-level employees and other managers
        o   implement internal cost controls, operating policies and procedures
        o   implement our sales and marketing techniques

         We may not be successful in implementing our business strategy due to the significant competition we face.

         The MCR industry is highly fragmented. We believe there are approximately 1,400 competitors in the United States providing MCR services. We face both direct and indirect competition for our services. There are large numbers of companies engaged in the sale of one or more of the services we offer. A significant number of these competitors are small companies operating on a local or regional basis, while some are large companies operating on a national scale. Several large companies have far greater financial resources than we do, including Equifax Credit Information Services, Inc., The First American Financial Corp. and Trans Union Corporation. We face intense competition in MCR services from these entities, and as to our other services, from companies engaged in employment and tenant application verification activities.

         Significant governmental regulation, privacy issues and other legal considerations increase our operating costs.

         Our business involves collecting consumer and business credit data and other information and distributing this information to lenders and businesses making credit and other decisions. Concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial governmental regulation of the credit reporting industry. The industry is regulated under the federal Fair Credit Reporting Act and by legislation in many states. The industry has recently been subject to increased legislative attention. There can be no assurance that pending or additional federal or state consumer-oriented legislation will not significantly limit demand for, or increase the costs of, our services. Under general legal concepts and, in some instances, under specific federal and state statutes, we could be held liable to customers or to the subjects of credit reports prepared by us for inaccurate information or misuse of information. No assurance can be given that we can successfully defend any claims made against us, that insurance will cover these claims or that uninsured losses from these claims might arise thereby negatively impacting our operations and financial condition.

         We are leveraged.

         At June 30, 2000, our debt was approximately $18.3 million, exclusive of payables and accruals. In May, 2000, we entered into a $10 million credit facility with a bank and paid $4.8 million of our then existing debt. We intend to continue making acquisitions using our remaining credit facility and seller subordinated debt. Our ability to make principal and interest payments depends on net cash flow from our operations.

         We are dependent upon the services of our Chief Executive Officer.

         We are highly dependent on the services of our Chief Executive Officer, J.H. Donnan, who was subject to an employment agreement which expired on July 1, 2000. See "Management--Employment Agreements" for information on its proposed renewal. To the extent that Mr. Donnan's services become unavailable, we may not be able to promote existing personnel or employ qualified persons on favorable terms. We own a $1 million Key Man term life insurance policy on the life of Mr. Donnan.

         Our reseller agreements can be cancelled on short notice and they expose us to claims or liabilities from the use of inaccurate information.

         We do not maintain our own consumer credit database. Instead, we obtain consumer credit data from large, national credit repositories such as Experian, Inc., TransUnion Corporation and Equifax, Inc. under reseller agreements with these entities. Generally, the reseller agreements are terminable without cause by either party within a short period of time upon written notice. Also, the agreements can be terminated if we were to use the information in violation of the FCRA or other applicable laws, or in violation of the reseller agreement. The reseller agreements typically do not provide any warranties as to the accuracy or correctness of the information contained in the databases maintained by credit repositories, and further provide that we will hold the repositories harmless and indemnify them from claims or liabilities arising from the use of inaccurate information contained in the databases.

         We intend to diversify with new products.

         Our primary revenue source is from residential mortgage credit reporting. As discussed in "Business" we have introduced, and intend to introduce, several new products to help diversify our business and add to revenues. We cannot provide assurance that our diversification strategy will be successful or that our new products can compete successfully in the market.

         Our success partly depends upon our ability to protect our technology from misappropriation or infringement.

         We rely on a combination of trademark, servicemark, copyright, trade secret and contract protection to establish and protect our proprietary rights in our services and technology. Because there is little in the design, development or delivery of our services that is protectable under law, competitors can replicate our services. We generally enter into confidentiality agreements with customers and limit access to and distribution of our proprietary information. These steps may not be adequate to deter misappropriation or infringement of our proprietary technologies and costly litigation may ensue. Although we believe that our intellectual property and technologies do not infringe any proprietary rights of others, third parties may assert claims of infringement in the future.

         We may not be able to meet the automated level of performance required by some of our larger customers.

         Fannie Mae and Freddie Mac provide a secondary market for residential mortgages. Both entities require that any mortgage purchased be supported by a credit report on the mortgagee and be prepared by an entity, such as us, independent from the lender. We are aware that these and other entities are increasingly using automated credit reporting techniques that require credit report providers to render almost instantaneous responses, often within 60 seconds or less. We may not be able to continue to provide the level of performance required by these or other large institutional lenders. Additionally, we may not be able to match the level of technological service provided, or developed in the future, by competitors.

         A loss of operations in our data centers could negatively impact our earnings.

         Our  operations  depend on our  ability  to  protect  our data  centers against damage from fire, power loss, telecommunications failure, natural disasters or similar events. We moved into a new facility in Loveland, Colorado in April 1998, that is outfitted with backup power and duplicate telecommunication facilities; nonetheless, in the event we experience a natural disaster, hardware or software malfunction or other interruption of our data centers operations, our business could be hurt. Extended interruptions in our services could be particularly detrimental, and our insurance may not be adequate to compensate us for resulting losses that may occur.

         We brought our second data center on line in Denver, in July 1999. This data center brings additional availability to our customers in the unlikely event of a facilities disaster. The Denver data center has redundant cooling, power, and telecom to protect itself. Additionally, the Denver data center has telecom route diversity from the Loveland facility to further the redundancy. Potentially, there could still be a natural disaster that would encompass both the Denver data center as well as the Loveland data center. Additionally, if Sprint would have a sufficiently large disaster within its systems, this could adversely affect our ability to communicate with our customers and/or vendors.

         Impediments to takeover attempts and removal of directors may depress the price of our common stock.

         Our Articles of Incorporation and Bylaws contain provisions that may discourage or make it more difficult for a third party to acquire us. These provisions include:

     o the ability of our Board of Directors to issue authorized but unissued common and preferred stock without action by our shareholders, although issuances are subject to approval by the majority of our independent directors;

     o the election of directors for three-year terms, with approximately one-third of the Board of Directors standing for election each year;

     o limitations on alteration of the staggered board provisions and the ability of shareholders to remove directors; and

     o the affirmative vote of the holders of at least two-thirds of our capital stock entitled to vote to approve a merger, dissolution or sale of all or substantially all of our assets.

         We intend not to declare dividends.

         We have not declared nor paid, and we intend not to declare or pay, any cash or other dividends in the foreseeable future. Earnings, if any, will be retained to finance our operations and growth.

         Sales of outstanding shares may hurt our stock price.

         The market price of our common stock could fall substantially if our shareholders sell large amounts of our common stock. The possibility of such sales in the public market may also hurt the market price of our securities. Potential future sales of our common stock include the following:

     o 1,912,451 shares which we have registered for resale in connection with our $15.5 million private placements in March and April, 1999

     o warrants to purchase 55,641 shares of our common stock at $8.08 per share issued to our placement agent in connection with the private placements

     o warrants to purchase 100,000 shares of common stock which may be issued to a financial consulting firm at exercise prices ranging from $9.00 to $13.00 per share and expiring on September 1, 2003

     o 149,718 options outstanding as of August 1, 2000, subject to vesting provisions, issued under our employee's plans with exercise prices ranging from $5.50 to $8.00 per share.

     o 1,380,000 shares underlying warrants to purchase our common stock issued in our initial public offering with an exercise price of $7.15 per share

     o shares underlying warrants and options to purchase 240,000 shares of our common stock with an exercise price of $9.15 per share regarding 120,000 warrants and $7.04 per share regarding 120,000 options, both issued to the underwriter of our 1998 initial public offering

                                    DILUTION

         The deficit in the net tangible book value of our common stock at June 30, 2000 was approximately $(10,142,000), or $(1.88) per share. Without taking into account any other changes in tangible book value after June 30, 2000, except to give pro forma effect to the exercise of 1,620,000 warrants, our pro forma net tangible book value at June 30, 2000 would have been approximately $1,652,000 or $0.24 per share. This represents an immediate increase in net tangible book value of $2.12 per share to existing holders of common stock and an immediate dilution of $7.05 per share, or 97%, to purchasers of common stock who exercise warrants, as illustrated in the following table:

         Average weighted exercise price per share(1)               $ 7.29
         Net tangible book value per share
           before any exercise                                      $(1.88)
         Increase per share attributable to new purchasers            2.12
                                                                    ------
         Pro forma net tangible book value per share
           assuming full exercise                                     0.24
                                                                    ------
         Dilution per share to new purchasers                       $ 7.05
                                                                    ======
         Dilution as a percent of exercise price per share              97%
                                                                    ======
------------------

(1)      The exercise prices are:

     o $7.15 for 1,380,000 public warrants issued in our initial public offering
     o $7.04 for 120,000 options issued to the underwriter of our initial public offering
     o $9.15 for 120,000 warrants issued to the underwriter of our initial public offering o

                                 USE OF PROCEEDS

     If all warrants and options were exercised, we would receive about $11.8 million net of legal, accounting, printing and other offering costs.

     We intend to use any proceeds received from the exercise of our warrants and options for acquisitions, general corporate purposes and working capital. See "Business."

     Pending  the  uses  described   above,  we  will  invest  the  proceeds  in
short-term, government, government guaranteed or investment grade securities.

                                 CAPITALIZATION

         The following table sets forth our capitalization at June 30, 2000. The table should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                                June 30, 2000
                                                                --------------
                                                                (in thousands)

Long-term debt, including current maturities                      $  18,250

Shareholders' equity:
     Preferred stock, 1,000,000 shares authorized;
       none issued or outstanding                                         0
     Common stock, 10,000,000 shares authorized;
       5,382,818 shares issued and outstanding(1)                    22,502
     Retained earnings                                                3,080
                                                                  ---------
         Total shareholders' equity                                  25,582
                                                                  ---------
         Total capitalization                                     $  43,832
                                                                  =========
------------------

(1)      Does not include up to:

     o 149,718 shares of common stock issuable upon exercise of options issued to employees and directors under our employee's stock option plans which have an exercise prices ranging from $5.50 to $8.00 per share

     o 1,675,641 shares of common stock issuable upon full exercise of other all outstanding warrants and options at prices ranging from $7.04 to $9.15 per share

                                 DIVIDEND POLICY

         We have not paid any cash dividends on our common stock. It is our current policy not to pay cash dividends on our common stock. Any payment of cash dividends in the future will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, restrictions on the payment of dividends under the terms of any future financing arrangements and our plans for expansion, as well as other factors that our Board of Directors deems relevant.

                             SELECTED FINANCIAL DATA

         The following  consolidated  selected  financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of income data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1999 are derived from our consolidated financial statements which have been audited by Ehrhardt Keefe Steiner & Hottman PC, our independent auditors, as indicated in their report included herein. The data as of and for the six months ended June 30, 1999 and 2000 have been derived from our unaudited financial statements which, in our opinion, contain all normal, recurring adjustments needed for the fair presentation of results for such periods. With respect to the unaudited interim consolidated financial information for the six months ended June 30, 1999 and 2000 included herein, the independent certified public accountants have not audited such consolidated financial information and have not expressed an opinion or any other form of assurance with respect to such consolidated financial information. The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance.

                                                      For the Year Ended        For the Six Months Ended
                                                          December 31,                  June 30,
                                                     ---------------------      --------------------
                                                       1998          1999          1999          2000
                                                     --------      --------      --------      --------

                                                                                (unaudited)

Statements of Income Data:                                   (in thousands, except per share data)
Revenue

     Information services                            $  6,236      $ 21,904      $ 10,418      $ 14,252
     Ancillary income                                   1,451         2,069         1,007           935
     System affiliates                                  2,198         1,601           924           629
     Training, license and other                           59           256             -             -
                                                     --------      --------      --------      --------

Total revenue                                           9,944        25,830        12,349        15,816
                                                     --------      --------      --------      --------

Operating Expenses

     Costs of services provided                         4,747        15,400         7,048         8,943
     Consolidation costs                                    -         2,715           617           326
     Depreciation and amortization                        776         1,245         2,069         3,872
     Selling, general and administrative                2,067         4,907         1,081         1,891
                                                     --------      --------      --------      --------

       Total operating expenses                         7,590        24,267        10,815        15,032
                                                     --------      --------      --------      --------

Income from operations                                  2,354         1,563         1,533           785
Other income                                              185           201           224           160
Interest expense                                         (152)         (580)         (223)         (585)
Income before income taxes                              2,387         1,184         1,534           360
Income tax expense (benefit)                             (810)         (525)         (603)          161
Net income                                              1,577           659           932           199
Basic earnings per share                                  .59           .13           .21           .04
Weighted average shares outstanding--basic              2,681         4,938         4,442         5,381
Diluted earnings per share                                .57           .13           .19           .04
Weighted average shares outstanding-diluted             2,769         5,219         4,791         5,589

EBITDA(a)                                               3,315         4,480         2,838         2,836
------------------

(a) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluating Factual Data Corp.

Balance Sheet Data:                  December 31, 1999     June 30, 2000
                                     -----------------     -------------
                                                            (unaudited)

                                                 (in thousands)

     Working capital (deficit)        $ (2,377)              $ (2,010)
     Total assets                       39,692                 49,563
     Total liabilities                  14,334                 23,980
     Shareholders' equity               25,359                 25,582

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 and we intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include our plans and objectives for future operations, including plans and objectives relating to the services we offer and our future economic performance.

         The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties that might adversely affect our business in the future in a material way. Such risks and uncertainties include but are not limited to the following:

     o    interest rate fluctuations
     o    effects of national and regional economic and market conditions
     o    seasonal housing market fluctuations
     o    labor and marketing costs
     o    operating costs such as telephone and repositories costs
     o    intensity of competition
     o    success of our consolidation plan
     o    our ability to manage growth
     o    our ability to diversify our products
     o    availability of net cash flow to service debt
     o    legal claims

Overview

         Factual Data Corp. is a Loveland, Colorado-based information service provider to the mortgage and consumer lending industries, employers, landlords and other business customers located throughout the United States. We market our services through our website, www.factualdata.com, and nationally through 44 combined locations, including 9 franchisees and 13 licensees.

         Factual Data Corp. was formed in 1985 to provide customized credit reports to mortgage lenders. In the past fifteen years, we have greatly expanded our business by developing a wide range of information services and sophisticated technology to deliver those services. We were among the pioneers in delivering business-to-business information services via electronic commerce. For over seven years, our customers have been able to reap the benefits of our information services by way of electronic order and delivery with the touch of a few buttons from their PC. Today, nearly all of our customers receive our customized reports by modem or network delivery directly to their computers. We became a publicly traded company in 1998 and our common stock warrants trade on the Nasdaq Stock Market.

National Market Under the Symbols FDCC and FDCCW

         In the second quarter of 2000, our portfolio of services included fully automated consumer credit reports, employee screening, resident screening, and similar information services for businesses and government-sponsored enterprises. Items of note in the second quarter included key e-commerce agreements and accounts, namely our Experian affiliation, Mortgage Investment Lending Associates (MILA), and Genesis 2000; the introduction of Home Equity
Lending Products (HELP) to streamline the home equity lending process for lenders and borrowers; and a $10 million credit facility from Wells Fargo Bank to continue acquisitions and provide funds for working capital.

         For more information about our services, or items of note to investors, please visit our website at www.factualdata.com. The website is not part of this prospectus.

Results of Operations

         The  following  table  sets  forth  for  the  periods  indicated,  as a
percentage  of  total  revenues,   those  items  included  in  our  Consolidated
Statements of Income:


                                                        Year Ended           Six Months Ended
                                                       December 31               June 30,
                                                    ------------------      ------------------
                                                     1998        1999        1999        2000
                                                    ------      ------      ------      ------

Revenue

     Information services                            62.7%       84.8%       84.3%       90.1%
     Ancillary income                                14.6         8.0         8.2         5.9
     System affiliates                               22.1         6.2         7.5         4.0
     Training, license and other                       .6         1.0           -           -
                                                    ------      ------      ------      ------
          Total revenue                             100.0%      100.0%      100.0%      100.0%
                                                    ------      ------      ------      ------

Operating expenses

     Costs of services provided                      47.7        59.6        57.0        56.4
     Consolidation costs                                -         4.8         5.0         2.1
     Depreciation and amortization                    7.8        10.5        16.8        24.5
     Selling, general and administrative             20.8        19.0         8.8        12.0
                                                    ------      ------      ------      ------
          Total operating expenses                   76.3        93.9        87.6        95.0
                                                    ------      ------      ------      ------

Income from operations                               23.7         6.1%       12.4         5.0
Other income                                          1.8          .8         1.8         1.0
Interest expense                                     (1.5)       (2.2)       (1.8)       (3.7)
                                                    ------      ------      ------      ------

Income before income taxes                           24.1         4.7        12.4          2.3
                                                    ------      ------      ------      ------

Income tax expense                                    8.1         2.1         4.9          1.0
                                                    ------      ------      ------      ------

Net income                                           16.0%        2.6%        7.5%        1.3%
                                                    ======      ======      ======      ======

EBITDA(a)                                            33.3%       17.3%       23.0%       17.9%
------------------

(a) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluating Factual Data Corp.

     Comparison of Operating Results for Years Ended December 31, 1998 and 1999

     Information services revenue increased $15.67 million, or 251%, from $6.24 million in 1998 to $21.90 million in 1999. The increase was primarily a result of our acquisitions (See Note 2 to the consolidated financial statements). We completed nineteen acquisitions during the year 1999 compared to eight acquisitions in 1998. We continued to diversify in the business to business information services sector, as employment screening and resident qualifier services combined increased $1.02 million, or 95%, from $1.08 million in 1998 to $2.10 million in 1999. Diversification into non-first mortgage lending, new clients like John H. Harland Company, and new business partners like Fannie Mae, all also contributed to increased revenues in 1999.

     Ancillary income represents fees paid by System Affiliates for various additional products and services provided to them. Ancillary income increased by $618,000, or 43%, from $1.45 million in 1998 to $2.07 million in 1999. The increase is primarily a result of us providing additional services to our System Affiliates.

     System Affiliates revenues decreased $600,000, or 27%, from $2.20 million in 1998 to $1.60 million in 1999. The decrease is due to the acquisition of nine System Affiliates and the reduced royalty fees. This reduction in System Affiliates revenues is expected to continue as we acquire additional System Affiliates and phase out our franchising and licensing programs.

     Training, license and other revenue increased $197,000, or 334%, from $59,000 in 1998 to $256,000 in 1999. The majority of this increase is interest from investments earned on the $13.86 million private placement closed in March 1999.

     Costs of services increased $10.66 million, or 225%, from $4.74 million in 1998 to $15.40 million in 1999. For the year ended December 31, 1999, nineteen acquisitions were completed as compared to eight acquisitions during the year ended December 31, 1998. The increases in direct operational costs are related to our acquisitions, which tend to impact our operating margins. The decrease in operating margin is directly related to the following areas:

     o Salaries -- As a result of acquisitions the number of employees whose costs are included in costs of services has increased. Employee costs allocated to costs of services include operation managers, marketing representatives and processing personnel. As acquisitions are made, we generally incur a duplication of personnel until the acquisition is completely converted to our software and operating system. Due to the inefficiencies of many acquired companies' processing systems and their dependence on non-automated services, these increased costs tend to impact our operating margin during the transition period. Also included in the salary increase are the additions to the programming staff for system enhancements, new service development and custom client interfaces. This added staff provides the needed resources for national account development, while increasing our ability to integrate new services from acquisitions.

     o Bureau costs -- Due to volume pricing we purchase information at a more favorable price than the small independent companies we are acquiring. Converting an acquisition from its existing price structure to ours takes approximately 90 to 150 days. With most small independents being on another system, royalties must also be paid until the new office is completely converted to the Factual Data system.

     o Telecommunication costs -- As telecommunication costs are also volume driven, we strive to convert the telecommunication of each acquired company to its selected carrier. The conversion from one phone carrier to another can include installing new software and setting up an Internet provider. The timeline for the phone conversion may take between 60 and 120 days.

     Selling, general and administrative expenses increased $2.84 million, or 137%, from $2.07 million in 1998 to $4.91 million in 1999. This increase is related to costs associated with building our corporate, regional processing and technology infrastructures. The year 1999 signaled the building of a new foundation for Factual Data Corp. by successfully creating a dynamic infrastructure, in terms of management and national account sales.

     Consolidation costs for the year 1999 were $1.25 million as compared to $0 for the year 1998. These costs include one time consolidation charges for items such as recruiting fees, salaries for terminated owners and managers, and travel costs for the consolidation and relocation of our regional processing centers.

     Depreciation and Amortization for the year ended December 31, 1999, was $2.72 million compared to $776,000 for December 31, 1998. This increase of $1.94 million, or 250%, reflects the amortization expense for twenty-seven acquisitions in 1999 compared to eight acquisitions in 1998.

     Interest expense increased $428,000, or 282%, from $152,000 in 1998 to $580,000 in 1999. This increase is due to additional notes payable issued in connection with our acquisitions.

     Income taxes decreased $285,000,  or 35%, from $810,000 in 1998 to $525,000 in 1999. Our effective tax rate remained at approximately 37%.

     As a result of the foregoing factors, net income for the year 1999 was $659,000, or $0.13 per diluted share, compared to $1.58 million, or $0.57 per diluted share, for 1998. This earning per share calculation takes into account consolidation costs of $1.25 million or $0.24 per diluted share for the year ended 1999. Excluding the consolidation costs we would have reported earnings, after tax, of $1.9 million or $0.36 per diluted share for the year ended 1999.

         Our 1999 EBITDA (earnings before interest, taxes, depreciation and amortization) was $4.5 million, or $0.86 per diluted share based on 5,219,140 shares, as compared to $3.3 million, or $1.20 per share based on 2,769,214 diluted shares in 1998. In 1999, this EBITDA per share calculation takes into account consolidation costs of $1.25 million or $0.24 per diluted share, as a result of acquisitions, for the year ended 1999. Excluding the consolidation costs we would have reported EBITDA for the year ended 1999 of $5.7 million or $1.10 per diluted share.

Liquidity and Capital Resources

         We had cash balances of $1.02 million at December 31, 1999. We were able to manage the net impact of accounts receivable, accounts payable and accrued expenses on cash flows from operations, which with net income of $659,000 and depreciation and amortization of $2.72 million resulted in cash flow provided from operations of $2.63 million.

         We used cash of $2.96 million to purchase additional equipment and furniture to build the infrastructure for our corporate and regional centers acquired in 1999. We also used cash to fund $2.62 million of principal payments on long-term debt. In March and April of 1999, we completed a private placement of 1,912,451 shares of Factual Data Corp. common stock and raised $15.50 million gross, $13.86 million net, to be used in our continuing acquisition program. The private placement proceeds allowed us to close on nineteen acquisitions, which were funded by paying cash of $13.81 million and issuing notes payable of $7.46 million. In connection with these acquisitions we acquired primarily fixed assets and intangibles and acquired access to certain key operating markets.

         Management believes that our anticipated cash requirements for the immediate future will be met from internally generated funds. We have been considering sources of equity funding and with current market conditions have decided to look at debt financing to continue our consolidation plan. This funding will not completely enable us to acquire the number and type of companies that interest us, so we will be required to obtain additional public, private or debt financing or a combination of the foregoing to complete the plan

Inflation

         Although we cannot accurately anticipate the effect of inflation on our operations, we do not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on our results of operations or financial condition.

Comparison of Operating Results for the Six Months Ended June 30, 2000 and 1999

         Revenue for the six months ended June 30, 2000 increased 28% to $15.8 million from $12.3 million reported for the six months ended June 30, 1999. Information services revenue increased $3.9 million, or 38% from $10.4 million for the six months ended June 30, 1999 to $14.3 million for the six months ended June 30, 2000. For the six months ended June 30, 2000 revenue from our employment screening and tenant qualifier services increased 49% to $1.44 million from $964,000 for the six months ended June 30, 1999. This increase includes same store sales growth and revenue from an employment screening acquisition.

         Ancillary income represents fees paid by System Affiliates for various additional products and services provided to them. Ancillary income decreased by $72,000, or 7%, from $1.0 million for the six months ended June 30, 1999 to $935,000 for the six months ended June 30, 2000. This decrease was due to the acquisition of nine system affiliates as part of our consolidation plan.

         System Affiliates revenues decreased by $295,000, or 32%, from $924,000 for the six months ended June 30, 1999 to $629,000 for the six months ended June 30, 2000. This decrease was due to the acquisition of nine System Affiliates as part of our consolidated plan.

         Costs of services increased $1.89 million or 27%, from $7.05 million for the six months ended June 30, 1999 to $8.94 million for the six months ended June 30, 2000. Although the costs of services in terms of dollars have increased, as a percentage of sales these direct costs have slightly decreased.

         Selling, general and administrative expenses increased $1.80 million, or 87% from $2.07 million for the six months ended June 30, 1999 to $3.87 million for the six months ended June 30, 2000. As a percentage of sales, selling, general and administrative costs increased from 16.8% for the six months ended June 30, 1999 to 24.5% for the six months ended June 30, 2000. We have continued to expand our corporate infrastructure. Our corporate facility now includes a second building of approximately 16,000 square feet to accommodate our new national sales staff as well as additional corporate management. Along with the new corporate facility we opened a second technology center located in Denver, Colorado. The expenses related to these new facilities and additional staffing did not exist in the first six months of 1999. Further items that relate to the increase include additional professional fees due to new SEC reporting requirements, as well as the hiring of an investor relations firm.

         Depreciation and Amortization expense increased $810,000, or 75% from $1.08 million for the six months ended June 30, 1999 to $1.89 million for the six months ended June 30, 2000. This increase reflects the amortization expense of our twenty-eight acquisitions through the second quarter 2000 compared to twenty-one of these acquisitions we had made through the second quarter 1999. As we continue the amortization of intangible assets created by the acquisitions, it will continue to incur these non-cash but tax-deductible expenses.

         Interest expense increased $362,000, or 162% from $223,000 for the six months ended June 30, 1999 to $585,000 for the six months ended June 30, 2000. The increase is due to additional notes payable issued in connection with our new acquisitions, as well as the newly restructured debt facility.

         Income taxes decreased $442,000 or 73%, from $603,000 for the six months ended June 30, 1999 to $161,000 for the six months ended June 30, 2000. Our effective tax rate is approximately 39% for the six months ended June 30, 1999 compared to 45% for the six months ended June 30, 2000. As previously stated in the three-month comparison, the increase in the effective tax rate is directly related to the non-deductible, permanent rather than timing differences from a December 1998 acquisition.

         As a result of the foregoing, net income decreased $733,000, or 79%, from $932,000 for the six months ended June 30, 1999 to $199,000 for the six months ended June 30, 2000.

         For the six months ended June 30, 2000 we had 5,589,319 diluted weighted average shares outstanding as compared to 4,790,637 diluted weighted average shares outstanding for the six months ended June 30, 1999.

         Diluted earnings per share decreased by $0.15 per share, or 79%, from $0.19 per share for the six months ended June 30, 1999 to $0.04 per share for the six months ended June 30, 2000. This earnings per share comparison takes into effect a 17% increase in weighted average number of diluted shares outstanding, from 4,790,637 for the six months ended June 30, 1999 to 5,589,319 for the six months ended June 30, 2000.

         Earnings before interest, taxes, depreciation and amortization (EBITDA) for the six months ended June 30, 2000, were $2.84 million as compared to $2.84 million for the six months ended June 30, 1999. Diluted earnings before interest, taxes, depreciation and amortization (EBITDA) per share for the six months ended June 30, 2000, were $0.51 as compared to $0.59 for the six months ended June 30, 1999. Again this per share comparison takes into effect a 17% increase in weighted average number of diluted shares outstanding.

         EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluating Factual Data Corp.

Liquidity and Capital Resources

         We had cash and cash equivalents of $1,091,000 at June 30, 2000. We were able to manage the net impact of accounts receivable, accounts payable, and accrued expenses on cash flows from operations, which with net income of $199,000 and depreciation and amortization of $1,891,000 resulted in cash flow provided from operations of $1,869,000. As we begin to see our infrastructure substantially being complete, we are focusing on improving cash flows from operations to fund current maturities of long-term debt.

         We used cash and cash equivalents of $626,000 to purchase additional equipment and furniture to build the infrastructure for our corporate and regional centers. We also used cash to liquidate $5.03 million of principal payments on long-term debt. Net cash used for the continuing acquisition costs were $315,000, and net activity on the line of credit was $331,000. We also received cash proceeds of $4.0 million for the restructuring of debt, which resulted in a gain of $189,000.

         Management believes that our anticipated cash requirements for the immediate future will be met from internally generated funds as well as the $6.0 million line-of-credit through Wells Fargo. The Company is continuing to pursue acquisitions and looking at favorable alternatives to finance these acquisitions.

                                    BUSINESS

Terminology

         There are several instances in this prospectus where we use language that is unique to Factual Data or to our industry. For your convenience, we'd like to explain a few of those phrases here.

          o A consumer report is any communication of information by a "consumer reporting agency" that bears on a consumer's credit worthiness, credit standing, credit capacity, character, general reputation, or personal characteristics and that contributes to a decision about the consumer's eligibility for credit, insurance, or employment.

          o    The Credit Repositories are Equifax,  Inc.,  Experian,  Inc., and
               TransUnion  Corporation.   These  three  firms  are  the  leading
               domestic suppliers of consumer credit data.

          o The FCRA is the Fair Credit Reporting Act, a federal statute that governs the collection, use and sale of consumer reports and regulates consumer reporting agencies--entities like Factual Data that engage in the business of compiling and selling consumer reports.

          o Freddie Mac and Fannie Mae are government-sponsored enterprises that purchase the majority of mortgage originated in the United States and package them as securities.

          o An MCR is a mortgage credit report, which is a detailed summary of a prospective borrower's credit history. Lenders typically require MCRs before making new mortgage loans, as do entities that buy packages of mortgage loans from the original lenders.

          o Factual Data Corp. provides services nationally through 44 locations. Approximately 30 of these Factual Data offices are independently owned franchises or simply license our technology to service their customers. We refer to these firms as System Affiliates.

Factual Data's Emergence as a Provider of Diverse Information Services

     Factual Data has over fifteen years of experience in the field of gathering and analyzing data and presenting it in the manner that best informs our customers. During 1999, we devoted substantial resources to upgrading our Technology Centers, refining our proprietary software, and expanding our team of experienced managers, programmers, and customer service staff. We believe we are poised to offer one of the most diverse and comprehensive directories of business information solutions in the industry.

         Business managers make dozens of choices every week about matters like who to hire, who to finance, and whose wares to buy. Firms in some industries, like consumer and mortgage lenders, make thousands of decisions each day--often based on automated formulae or scores. We can arm decision makers (or their decision-making software) with the facts they need to make informed choices efficiently. We view each problem on three levels.

         First, what is the universe of information that could possibly be useful in making a business decision? There is an enormous amount of data about people--such as credit history, tax records, criminal records, court filings, driving records, academic records, and employment history--that is available for use under suitable business circumstances. Commercial enterprises generate a similar body of information, and (to a lesser extent) so do real estate records. Few companies can afford to have experienced researchers on staff to research and compile the available sources of data, but Factual Data has instant electronic access to many of them.

         Second, what type of information is most useful for each particular category of decision? For example, a property manager understandably cares about a prospective resident's credit history, but is less interested in knowing how many speeding tickets the resident has collected. Prospective employers want to confirm applicants' claims about their academic credentials and employment history, but may not care to know about an applicant's legal dispute with his or her plumber, and are prohibited from considering the details of an applicant's recent bankruptcy. Our proprietary technology enables us to sort through the universe of raw data to deliver only what is relevant to the inquiry.

         Third, and most important, what information does the customer want, and what delivery method and format would make that information most useful? With Factual Data's expertise and enhanced proprietary Web application software, we can:

          o Deliver a written report about a particular person, business, or property containing data obtained from our third party sources, neatly consolidated and organized according to the customer's specifications.

          o Integrate information we uncover from our third party sources with details a customer has obtained (perhaps from the application of a prospective borrower, resident, or employee), reconcile any differences, assign the applicant a score based on the customer's predetermined criteria, and feed the results directly into the customer's computer system.

          o Use our third party sources and personal interviews to confirm information that an applicant has self-reported.

          o Scan a portfolio of files (perhaps all of a lender's new loans for the month, or all of a company's recent hires) and generate a report summarizing selected data.

         Unless restricted by law, regardless of what a customer needs to know and how they want to receive the information, Factual Data can accommodate the inquiry. To learn more about our specific products and services for lenders, employers, property managers, and business owners, please see the next section, entitled "Products and Services."

Products and Services

         Factual Data specializes in gathering data from a wide range of sources, and then adding value by analyzing that information and presenting and delivering it in a manner that best suits each customer's decision-making process. Although we have the expertise and flexibility to serve customers with informational needs in a variety of ways, there are some products and services that we provide with great frequency and that form the foundation of our business.

Lender Services

         Mortgage credit reports or MCRs. Credit data provided directly from the three Credit Repositories is often inconsistent, is not presented in a customized or consolidated format, and may be difficult to interpret. Lenders also may need to have credit information independently verified, or need more information than the Credit Repositories can provide.

         We offer customized MCR products to satisfy a range of needs. Our MCR products meet all government and industry standards.

         Bureau Express Report. Our Bureau Express Report, which contains merged information from the Credit Repositories in a customer-designed format, is our most popular MCR. We can resolve inconsistencies in the Credit Repositories' results, and, at the customer's option, we will also generate industry standard credit scores, which help lenders quickly assess prospective borrowers and make objective, impartial lending decisions. Our customer service staff will quickly verify and update any item required by the lender.

         Customers can obtain Bureau Express Reports in several ways, including visiting our Web site. These MCRs are compiled by our proprietary computer and telecommunications systems in seconds.

         Number of reports. Factual Data and its System Affiliates delivered approximately 3.45 million MCRs in 1999 and 1.99 million MCR's in the first six months of 2000. Over 90% of these were ordered and received via e-commerce. We and our System Affiliates delivered 2.8 million MCRs in 1998.

         Flood determination certificates, and bundled MCR and flood determination certificates. In 1998, Factual Data introduced the first, multi-vendor integrated software providing both credit information and flood determinations for the mortgage industry. Our customers can obtain credit and flood-related information in a single report by submitting requests over a network or modem directly to our upgraded Technology Centers. Results are returned on-line, usually within seconds. We also offer flood determination certificates as a standalone product.

         In 1999, U.S. mortgage lenders obtained over 9 million flood certifications from a variety of sources. Factual Data and its System Affiliates serviced 17,452 of those requests. In nearly all of these cases, the customer also required credit information. Our management believes that we can dramatically increase our share of the profitable flood certificate market by offering lenders the convenience of a merged credit and flood determination report.

         Tax record search. We can deliver tax information obtained directly from IRS records to help lenders verify an applicant's income and social security number.

         Automated property valuation model. This tool uses both public and proprietary data to derive the fair market value of land and buildings that lenders may consider financing or accepting as collateral.

         QuickScore(TM). Automated underwriting systems, as well as human underwriters, typically rely on standardized credit scoring systems to evaluate prospective borrowers. Many lenders retain us to separately confirm and update prospective borrowers' credit histories and calculate credit scores based on current information to ensure their customers are not jeopardized by outdated or inaccurate data.

         Third party originator review. Many wholesale lenders work with multiple independent loan originators, such as mortgage brokers and correspondent lenders, who administer loan applications, educate borrowers about their options, and arrange for financing. Loan originators typically must be licensed and meet other requirements that vary from state to state. Lenders wishing to confirm that they are dealing only with qualified, licensed, and reputable loan originators retain us to check originators' license information, criminal records, credit history, and other pertinent information.

         Credit Scan(TM) pre-funding credit research. Our Credit Scan services help mortgage lenders detect and avoid problems like early payment defaults, foreclosures, repurchases, indemnification requests, and outright fraud, before funding a loan.

         Post-closing audit. After a loan is funded, lenders' quality assurance personnel rely on this service to quickly evaluate loans for compliance audits.

         Portfolio review. We can analyze large groups of loan files and generate a report that summarizes or compares underlying data. For example, a portfolio review will quickly determine how many loans a lender financed in a particular geographic area, how many loans are outstanding in various dollar ranges, or what the average credit score is among a lender's current borrowers.

Employer Services

         Our Web based employee screening services help employers verify job applications and make informed hiring decisions. We offer two types of reports to meet employers' unique requirements.

         EMPfacts is a state-of-the-art, accurate background check that verifies an applicant's professional, educational, and personal history. Our EMPfacts Report can include, at the customer's option:

          o    results of substance abuse testing
          o    driving records
          o    worker's compensation history
          o    public records information (such as judgments and tax liens)
          o    fraud searches
          o    criminal records
          o    educational background
          o    financial reports
          o    address verification
          o    employment history
          o    social security number search
          o    professional license verification
          o    psychological testing

         The Empfacts Quick I.D. is an instant employment screening report, delivered to customers via our Web site in seconds. Using an applicant's name, address and social security number, Quick I.D. can generate employment information, a public records search, a fraud search, financial summaries, and residence information. Once an applicant has been pre-qualified based on the instant Quick I.D., customers can order more detailed Empfacts information over the Web.

         Factual Data and its System Affiliates delivered 50,464 EMPfacts Reports during the first six months of 2000, 88,228 during 1999 and 86,134 in 1998.

Property Management Services

         Resident Qualifier. We designed Resident Qualifier specifically for property managers. A Resident Qualifier Report contains verified information regarding a proposed resident based on Credit Repository data, employment history, public records, residence history, payment habits, criminal background, and eviction data. Resident Qualifier is unique in that it provides a customizable scoring system to help property managers impartially screen applicants as required by fair housing standards and regulations mandating nondiscriminatory rental practices.

         Factual Data and its System Affiliates delivered 172,690 Resident Qualifier Reports via electronic commerce during the first six months of 2000, 147,445 reports in 1999 and 34,350 in 1998.

Business Information Services

         CorpData Reports. Our CorpData Reports provide credit profiles on businesses of all sizes and their owners. Our customers use these reports, which are based on objective third party accounts of payment history and other information, to evaluate prospective clients, vendors, franchisees, licensees, and venture partners.

Industry Overview, Competition, and How We Intend to Keep Growing

         The primary competitive factors in the information services industry are:

          o    responsiveness and reliability of customer service personnel
          o    accuracy and thoroughness of reports
          o    readability   of   reports--both   by  human   personnel  and  by
               decision-making software
          o    technological sophistication
          o    turnaround time
          o    price
          o    name recognition
          o    security

         We believe we are distinguishable from our competitors in virtually all of these areas, but our strength derives primarily from our technological sophistication. Our advanced proprietary software enables us to deliver thorough, accurate reports that meet our customers' formatting specifications with both speed and economy. We also go to great lengths to ensure the security of information that we receive and reports that we generate. To management's knowledge, we are the only U.S. information services provider that requires every employee to be certified under the FCRA. Moreover, we voluntarily submit to regular audits by ICSA, a leading independent e-commerce security firm. For more information about confidentiality and security measures, please see "Government Regulation and Privacy Issues" below.

         When Factual Data was formed in 1985, companies offering background checks and credit information had no choice but to perform their services manually. We contacted creditors, lenders, employers, landlords, and other businesses by telephone, and we personally sorted through public files and other data sources to discover and verify information.

         In the past decade, the industry has experienced significant change in terms of how services are requested, how information is obtained and confirmed, and how data is formatted and delivered to the customer. These changes have been driven by advances in computer systems and communications technology, as well as increasing customer demands for more information delivered fast. Now, information service providers must maintain--and continually enhance--sophisticated technology, and must hire and train staff to use that technology effectively. We were among the first in the industry to recognize the potential of electronic commerce and to develop the systems and expertise required to exploit that potential.

         Because it is both difficult and expensive to keep abreast of technological advances, we believe that the information services industry will consolidate, and that the market may become dominated by a handful of companies that have proven technological capabilities and diversified product lines. As the industry becomes increasingly automated and customized, we believe that our state-of-the-art Technology Centers and comprehensive menu of information services will allow us to continue to compete aggressively. For more information about our Technology Centers, please see "Description of Properties" below.

         The lender services industry. Approximately 1,400 companies provide mortgage credit reporting and other lender information services in the United States. A significant number of our competitors are small companies operating on a local scale. Only a limited number are large organizations or companies with the technological capabilities to service customers electronically. Similarly, few provide more than mortgage credit reports. In contrast, we offer a range of services designed to meet all of a lender's informational requirements.

         In addition to offering a comprehensive array of lender services, we derive market strength from our relationship with Fannie Mae and Freddie Mac. As the two largest sources for capital for the mortgage industry, these government-sponsored enterprises have developed numerous programs to simplify the underwriting process and lower the overall costs for both borrowers and lenders. To protect the integrity of their automated underwriting systems, both entities limit the number of directly approved service providers. We are one of only five direct credit providers approved on both the Fannie Mae Desktop Underwriter and Freddie Mac Loan Prospector systems. Because they rely on sound empirical data, these two automated systems have proven to be reliable and cost-effective for mortgage lenders. The expertise we have gained in developing alliances with Fannie Mae and Freddie Mac gives us significant credibility, as well as a strong market position as automated decision engines become more prominent in the credit industry.

         The mortgage credit reporting business is directly influenced by the mortgage lending environment. Mortgage originations contracted in 1999; although the number of new loans remained relatively stable, fewer people refinanced existing loans because of the uptick in interest rates. According to the Mortgage Bankers Association of America, approximately $1.2 trillion in mortgage loans were extended in 1999, compared to more than $1.4 trillion in 1998. This loan activity fueled requests for an estimated 17.5 million MCRs and over 9 million flood determination certificates in 1999, compared to approximately 20 million MCRs and 10 million flood determination certificates in 1998.

     Our primary competitors in the lender services industry are The First American Financial Corp., CBC Companies, Inc., TransUnion Corporation, Experian, Inc., and Equifax Credit Information Services, Inc. Many of these companies are significantly larger than us and have greater financial and marketing resources. Our larger customers include Accubanc Mortgage, First Franklin Financial, Temple Inland Mortgage, Colonial Savings (Ft. Worth) Mortgage, Allied Mortgage Capital and Citi Mortgage. No individual customer accounted for more than 10% of our business in 1999.

     The resident qualifier services industry. Although our technological sophistication has quickly earned us market share in the short time since we introduced resident qualifier services, we still face intense competition in this business, primarily from companies like Resident Data, Rent Grow, and First American Financial.

     We believe the market for resident information and verification services will remain strong and will continue to offer us opportunities as property managers demand increasing automation and efficiency. In 1999, the rental industry was composed of over 27.5 million single and multi-family properties. We believe this represents a significant potential market of credit checks and other verifications of prospective residents.

     The employer information services industry. The employer information services industry is estimated at a $1.5 billion market. Today's need for highly productive workers, the increase in "negligent hiring" lawsuits, and the growing reluctance among companies to provide forthright performance and character references for their former employees, have driven a rapid expansion of the industry. We believe the market for the types of employer services we offer will continue to expand and offer us substantial opportunities. Some of the competitors we face in this industry include ChoicePoint, Inc., Avert, Inc., and TransUnion Corporation.

     The market for other business information services. We have only recently entered the market for commercial credit reports, offering credit profiles on businesses and business owners. We believe this new service will be particularly appealing to the estimated 10+ million small businesses in the United States, which often have difficulty gauging the credit risk of new customers, vendors, and venture partners. Although there are other firms that offer similar services, our market research indicates that most concentrate their marketing efforts on large clients, and most are unable to provide information on approximately 40% of all commercial entities. We believe that our extensive information-gathering techniques, including on demand personal inquiries of creditors and current business partners, enable us to fill a substantial void in the market.

Acquisitions

     Factual Data has an aggressive growth strategy, particularly in the mortgage credit reporting business. The linchpin of this strategy is our status in that market. We are one of only five information services vendors producing an MCR that satisfies the requirements of both Freddie Mac's Loan Prospector and Fannie Mae's Desktop Underwriter.

         Because of our size and credentials, we are uniquely positioned to expand by acquiring other mortgage credit reporting firms. Our research indicates that approximately 70% of the approximately 1,400 domestic providers of mortgage credit information services are small independent organizations, most of which generate less than $5.0 million of annual revenues. None of the small independent agencies are directly approved credit information vendors for Freddie Mac and Fannie Mae's automated underwriting systems, nor do they have the capital to invest in the technology and staff required to garner that approval. As the industry increasingly moves toward automated underwriting, we believe that owners of smaller firms will become receptive to the opportunity to join a more established enterprise like Factual Data.

         We focus our acquisition efforts on unaffiliated companies that are active in the credit reporting market and on companies that are already System Affiliates. Likely acquisition candidates are those companies that:

          o    would immediately add to our customer and revenue base;
          o would immediately offer significant economies of scale because we can consolidate their facilities, research efforts, and administrative functions with ours and eliminate duplicative costs and expenses; and
          o need to associate with a technologically sophisticated information services provider in order to remain competitive.

         We acquired 19 businesses in 1999, four of which were System Affiliates. The total purchase price for all of these firms was $21.28 million. Approximately $13.81 million of this amount was paid in cash, most of which we generated with a private placement of common stock in March and April 1999. The remaining $7.46 million was in promissory notes. The notes vary, but are generally payable over three to five years and bear annual interest of up to 8%. For more information about our outstanding debt, please see note 6 to the Consolidated Financial Statements. For more information about our 1999 private placement and our need for additional financing to support our growth strategy, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         All of our 1999 acquisitions were asset purchases--meaning we bought customer lists, customer agreements, computer equipment, and office furniture. We typically require non-competition and confidentiality agreements from significant selling shareholders and key personnel in all acquisitions. In many cases we secure the continued benefits of key employees' expertise by offering those individuals employment agreements.

         We have completed one acquisition in 2000. We are negotiating to acquire other companies, but no definitive agreements are pending. Although management hopes to continue acquiring companies, we cannot predict how many additional acquisitions we will complete in 2000, if any.

Experian Agreement

         On April 28, 2000, we entered into an Affiliate Services Agreement with Experian Information Solutions, Inc. which allows us to expand into consumer credit reporting. We leased Experian's customer base in certain zip code areas (primarily Colorado) with the exception of some of Experian's national accounts. The agreement will be treated for accounting purposes similar to a capitalized lease under which an asset and corresponding liability will be booked to reflect future revenues and future payments we will be obligated to make to Experian over the next five years. In addition, the agreement provides for rebates to us if report volumes meet certain levels. Experian has the right to cancel the agreement after year five if we have not increased the basic report volume by 50% by then. See Note 4 to the Financial Statements for the period ended June 30, 2000.

Marketing Channels

         As of December 31, 1999, we marketed our services through 44 locations across the country and on our interactive Web site, www.factualdata.com. We owned 14 of those 44 locations and we had 30 System Affiliates.

Technology

         We collect, integrate, analyze, and deliver information from our Technology Centers in Loveland, Colorado and Denver, Colorado. These two centers work in tandem, sharing the burden of our processing demands. We rely on load balancing and fail-over services from Sprint, as well as redundant routing services within our own network, to ensure that all work is handled expeditiously. Each Technology Center is capable of independently handling all of our current production traffic.

         We have invested over $3.5 million in our technology, which utilizes proprietary computer software and state-of-the-art hardware and communication systems. Our information, processing, and telecommunications systems are scalable; we can expand our customer base and our portfolio of services without jeopardizing our efficiency or committing substantial additional funds.

         Our two Technology Centers have a call capacity exceeding 30,000 calls per day. We processed approximately 350,000 reports per month in 1999, and management believes we have an infrastructure to support three times that volume. In addition, management believes that the excess capacity we have built into our systems and operations can be readily and economically augmented to accommodate even more growth.

         Twenty-three Factual Data employees, including ten software developers, are responsible for the continued development and maintenance of our technology. We are committed to maintaining our technological competitive advantage, and we intend to continue to devote resources to this effort.

         We service our customers with proprietary software developed in-house over the past 15 years. Operating systems in the Technology Centers are non-proprietary Windows NT or Linux based Intel platforms. Each system has at least one backup, and can be repaired or replaced easily and cheaply. The server platform is Windows NT based. Our redundant servers can assume all production in minutes if necessary. Backup power is available to the servers to ensure up to 45 minutes of uninterrupted power. Networking is achieved through a multi-Gigabit redundant backbone using Intel Network switches. Each server delivers up to 800 Mbits directly to the backbone network.

         Management believes our systems have sufficient back-up and disaster recovery capability. Because of those precautions, we have experienced little downtime. Nevertheless, our business depends on our ability to protect the Technology Centers against damage from fire, power loss, telecommunications failure, natural disasters, or a similar event. Despite our precautionary backup power and duplicate telecommunication facilities, we could experience a natural disaster, hardware or software malfunction, or other interruption of Technology Center operations. Extended interruptions in our services could be significantly detrimental, and our insurance may not be adequate to compensate us for all resulting losses.

Government Regulation and Privacy Issues

         For some of our services, we are regulated as a "consumer reporting agency" under the Fair Credit Report Act, or FCRA. We also must comply with the laws of all fifty states since our business is national. Finally, there is increasing pressure--from regulators, legislators, and the private sector--for firms engaged in electronic commerce to restrict the type of information they collect, to adopt controls on how they use and share information, and to ensure that their databases of sensitive information are secure.

         Our Management believes that we comply in all material respects with the laws and regulations that govern our business. We also have voluntarily adopted some of the most rigorous privacy and security measures in the industry. Nevertheless, new or changed laws affecting consumer reporting agencies, or private sector initiatives that impose new and unanticipated obligations, could have a material adverse effect on our business.

         Fair Credit Reporting Act. The FCRA governs consumer reporting agencies and the methods they use to produce and sell consumer reports. For example, the FCRA prohibits disclosure of "obsolete" information--generally anything more than seven years old--concerning a consumer.

         The primary goal of the FCRA is to ensure that consumer information is not available to a broader audience than necessary. The statute permits consumer reporting agencies to furnish a consumer report only when requested or authorized by the subject consumer, or when requested by a person or business that the agency believes intends to use the information for legitimate business purposes, such as:

          o To make decisions about new credit transactions, and to monitor risk and compliance with the terms of existing credit relationships.
          o    To make hiring decisions.
          o To make decisions about new insurance transactions, and to monitor risk and compliance with the terms of existing insurance relationships.
          o To make decisions about new investments, and to monitor risk and compliance with the terms of existing business relationships.

         The FCRA permits an injured consumer to hold a reporting agency liable if the agency willfully or negligently failed to comply with the statute. Officers and directors of consumer reporting agencies that knowingly and willfully disclose consumer information to unauthorized people may suffer criminal penalties.

         State laws. We must comply with the relevant laws of each state in which we do business. Although there is some uniformity among the states, many states have at least one unique statute or regulation that affects the information services industry. For example:

          o A number of states have laws similar, but not identical, to the FCRA.

          o    Several  states  require   companies   engaged  in  investigative
               reporting (a term that includes some of the techniques we use to generate certain types of reports), to be licensed.

          o A large number of states regulate the type of information that can be made available to the public, or impose conditions to the release of information. For example, some state laws prohibit access to workers' compensation histories. Others require a signed release from the subject of the report before personal information can be collected.

         Privacy and security concerns. Many privacy and consumer advocates and federal regulators have become increasingly concerned about how personal information is collected, used, shared, and maintained--particularly by e-commerce companies. It is possible that state and federal legislators or regulators will impose measures to address these concerns. At the same time, groups representing a variety of interests (from consumer watchdogs to Internet retailers) are negotiating voluntary initiatives in an effort to either supplement, or stave off, expected government intervention.

         We cannot predict how or when this flurry of activity will end, and how, if at all, the end result will affect our business. However, we can offer some insight into our commitment to consumer privacy and security.

         First, all of our staff members must obtain FCRA certification from Associated Credit Bureaus, Inc. If we acquire a business whose employees are not certified, we offer continued employment to those individuals, but they must become FCRA certified promptly. We believe this requirement accomplishes two objectives. It sends a message to our employees and our customers about how seriously we view our corporate responsibilities, and it makes every employee fully aware of his or her personal duty to manage consumer information with care.

         Second, our Technology Centers, Web site, and computer systems undergo rigorous testing by ICSA, an independent e-commerce security firm, at least four times each year. Although recent "denial of service" attacks against prominent Internet sites demonstrated that no amount of testing can guarantee security, these voluntary audits help reduce our exposure to menaces like viruses, hackers, common theft, and system failures.

System Affiliates

         From 1989 to 1993, we franchised our MCR system. Franchisees pay us fees to use our name and our methods to generate reports. In 1993, we terminated our franchise program in favor of licensing agreements that permit licensees to use our systems to service their own customers in return for a percentage of their gross billings. We stopped executing license agreements in 1995. We will honor our existing contractual obligations, but we do not intend to offer new franchises or licenses in the future.

         In 1999, System Affiliates provided 6.2% of our gross revenues, compared to 22.1% in 1998. We expect revenues from System Affiliates to decline over time since the number of System Affiliates will not increase, and may in fact decline.

Suppliers

         We do not maintain our own informational databases. Instead, we obtain all of our information from third party sources.

         Consumer credit data is maintained by large national credit repositories such as Experian, Inc., TransUnion Corporation, and Equifax, Inc. These entities grant access to their databases pursuant to "reseller" agreements. Generally, either party can terminate a reseller agreement for any (or no) reason with little notice. While we believe our relationships with the Credit Repositories are good, we cannot guarantee that our reseller agreements will continue indefinitely. The loss of any data source, particularly a Credit Repository, would be detrimental to our business.

Intellectual Property

         We rely on a combination of trademark, servicemark, copyright, trade secret and contract protection (like licenses) to establish and protect our proprietary rights in our services and technology. We currently maintain 141 registered trademarks, servicemarks and copyrights--all of which management believes are properly filed and recorded. Management is not aware of any infringement of our proprietary rights.

Facilities

         Our corporate offices are located in two buildings in Loveland, Colorado. We hold 20-year operating leases that entitle us to 23,347 square feet of space in one building and 15,882 square feet in the other.

         The lease on our larger space calls for annual payments of approximately $282,000 through 2003. These payments may increase up to 15% every five years thereafter until the lease expires in 2018. Our second lease requires annual payments of approximately $221,000 through 2004, with 15% increases every five years thereafter until 2019. We anticipate the two spaces will be adequate to meet our office requirements for the foreseeable future.

         In connection with our acquisitions we assumed several leases, most of which are not material and none of which have terms exceeding ten years. See
Note 10 to the Consolidated Financial Statements.

Insurance

         We maintain commercial general liability and property insurance. The policy provides for a general liability aggregate limit of $2 million, and $5 million annual aggregate umbrella coverage. We also carry an errors and omissions policy covering our various service lines.

Employees

         At June 30, 2000, we employed 217 people full-time and 19 people on a part-time basis. There are no union or collective bargaining agreements between us and our employees. Management considers employee relations to be good.

                                LEGAL PROCEEDINGS

         On March 13, 2000, we were served with a Demand for Arbitration by the holder of separate exclusive area development and franchise agreements covering
(1) the State of Ohio; Mercer County Pennsylvania; and Hinsdale and Lenawee County Michigan, and (2) the State of Florida (except the counties of Broward, Dade, Monroe, Collier, Lee, and Hendri). The arbitration demand alleges breaches of the franchise agreements, violations of the Minnesota Franchise Act, and various state-law tort claims. The arbitration demand seeks unspecified damages and declaratory relief. We have filed our answer and we are in the process of evaluating the case. Management intends to vigorously contest the claims alleged in this proceeding and we will pursue counterclaims relating to unauthorized out-of-territory sales, failure to develop franchise areas, and for other amounts owed by the franchisee to us. Due to the early stage of this litigation, we cannot, nor can our counsel, express a judgment as to either the likelihood of success on our counterclaims or an unfavorable outcome, or the amount or range of a potential recovery or loss.

         We are also involved in two litigations matters with Accurate Credit Reporting, Inc. ("ACR"), one of our former franchisees.

         The first matter is a suit we filed against ACR on March 1, 2000, in the District Court for the City and County of Denver, Colorado. In that case, we allege that ACR has breached the settlement agreement it entered into with us last summer to end the franchise relationship and resolve other differences. We presently are seeking damages in excess of $25,000. We also intend to amend our complaint to include additional claims for relief and seek additional, currently undetermined, damages. Because this case is still in the early stages of litigation, we cannot, nor can our counsel, express an opinion as to either the likelihood of our success in the case or our potential recovery against ACR.

         The second matter is a suit filed by ACR against us on April 17, 2000 in the United States District Court for the Eastern District of Michigan, Southern Division. In that case, ACR has asserted numerous claims for relief all arising from its allegations that we impermissibly used ACR's confidential customer information to compete with it and that we made false statements to ACR's Michigan and California customers concerning which company was providing their service. ACR seeks damages in an amount undisclosed but in excess of $75,000. We have asked the court to transfer this action to the State of Colorado. We strongly deny that we have done anything improper and once the Court rules upon our request to transfer, we will vigorously defend ourselves. Again, because the case is in the early stages of litigation, we cannot, nor can our counsel, express an opinion as to either the likelihood that ACR may prevail on its claims for relief or the amount or range of any potential recovery by ACR against us.

         We are not a party to any other legal proceedings except in the ordinary course of our business but none of these proceedings are material; we are not aware of any legal proceeding threatened against us.

                          MARKET FOR OUR SECURITIES AND
                           RELATED STOCKHOLDER MATTERS

         Our Common Stock and Warrants our quoted on the Nasdaq National Market under the symbols "FDCC" and "FDCCW." The following table sets forth for the periods indicated the high and low closing prices of the Common Stock and Warrants as reported on the Nasdaq National Market after June 22, 1999 and on the Nasdaq SmallCap Market prior to that:

                     1998                Common Stock             Warrants
                     ----              -----------------      -----------------
                                        High       Low         High       Low
                                       ------     ------      ------     ------
    Second Quarter (from May 13)       $ 9.63     $ 5.50      $ 3.63     $  .50
    Third Quarter                        9.50       6.50        3.38       1.38
    Fourth Quarter                       8.38       6.38        2.78       1.25

                     1999

    First Quarter                      $ 9.34     $ 7.25      $ 3.19     $ 1.63
    Second Quarter                      11.19       9.06        4.00       2.63
    Third Quarter                       10.69       7.75        3.63       1.38
    Fourth Quarter                       8.00       7.00        1.59       1.00

                     2000

    First Quarter                      $ 8.56     $ 6.97      $ 2.31     $ 1.00
    Second Quarter                     $ 9.25     $ 8.125     $ 2.41     $ 1.75


         Dividends. We have not paid or declared cash distributions or dividends on our Common Stock and do not intend to pay cash dividends in the foreseeable future. Future cash dividends will be determined by our Board of Directors based on our earnings, financial condition, capital requirements and other relevant factors.

         On September 13, 2000, the closing price of our Common Stock and Warrants reported on the Nasdaq National Market was $8.63 per share and $2.00 per Warrant. As of August 18, 2000, there were 34 holders of record of our Common Stock and record holders of our Warrants and we estimate, based upon information provided by brokers and repositories, that we have in excess of 600 beneficial owners of our Common Stock and over 600 beneficial owners of our Warrants.

                                   MANAGEMENT

Executive Officers and Directors

As of September 30, 2000, our executive officers and directors are as follows:

Name                       Age                               Position
------------------         ---                       -------------------------
J.H. Donnan                54                        Chairman of the Board and
                                                      Chief Executive Officer

James N. Donnan            29                        President and a Director

Russell E. Donnan          35                        Chief Information Officer

Todd A. Neiberger          35                        Chief Financial Officer and
                                                      a Director

Robert J. Terry            59                        Director

Abdul H. Rajput            53                        Director

Daniel G. Helle            38                        Director

J. Barton Goodwin          53                        Director

         The following summarizes the background and experience of the officers and directors named above.

         J.H. Donnan, Chairman of the Board and Chief Executive Officer, has been with us since our incorporation in January 1985. He is responsible for oversight of corporate development and services, and is responsible for operations, technical development and policies and procedures. Mr. Donnan's career experience includes 15 years with Avco Financial Services, Inc. where he was responsible for lending and collecting a multi-hundred million dollar portfolio and managing geographically diverse branches with many employees, prior to co-founding Factual Data Corp. in 1985. Mr. Donnan was a founding member and past president of the National Credit Reporting Association, a trade association founded to promote ethical standards and fair competition within the credit reporting industry.

         James N. Donnan, President and a Director, has been employed by us on a full-time basis since 1994, and prior to that, on a part-time basis since 1986. He was elected President on July 1, 2000 and he succeeded J.H. Donnan who had been our President from inception to that date. He is responsible for management of our internal operations. His duties also include overall sales, growth and customer service development. Mr. Donnan graduated from Colorado State University in 1994 with a degree in history.

     Russell E. Donnan, Chief Information Officer, has been employed by us since August 1993. He is responsible for technical project management for software and support services. Before joining us, he was a senior design engineer at Apple Computer in the Power Book division from February 1992 to August 1993. He is experienced in the super computer field and was previously employed by Convex Computer (1990-1992) and as a founding member and employee of Key Computer (1988-1990), now a subsidiary of Amdahl Corporation. Mr. Donnan graduated from Ohio State University in 1987 with a degree in electrical engineering.

     Todd A. Neiberger, Chief Financial Officer and a Director, joined us in March 1995. Mr. Neiberger graduated from the University of Northern Colorado in 1987 with a degree in accounting. Mr. Neiberger has 10 years experience in staff, senior and management level positions with various public accounting firms. From 1994 through 1995, he served as the audit manager of Rickards & Co. P.C., and from 1991 through 1993 he served as the tax manager for Krutchen & Co., both Fort Collins, Colorado based certified public accounting firms. From 1988 through 1990 he was employed with Lemke, Feis & Co., P.C., a certified public accounting firm, as a staff and senior level accountant in the audit and tax department. Mr. Neiberger is a Certified Public Accountant and a member of the Colorado Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

     Robert J. Terry has been a Director since February 1998. From February 1994 to his retirement in January 1998, he formerly served as a director, president and chief operating officer of Mail-Well, Inc., a publicly traded envelope manufacturer and printing company. Prior to his Mail-Well experience, he was associated with Georgia-Pacific and its predecessor companies in various management positions, including Executive Vice President of its envelope division and as regional vice president for Butler Paper. Mr. Terry is a graduate of DePaul University, Bachelor of Science degree in business, and University of Michigan's Advanced Executive Program.

     Abdul H. Rajput has been a Director since February 1998. From 1991 to September 1998, Mr. Rajput was employed in San Diego, California, by Bank of America, a federal savings bank and a subsidiary of Bank America Corp., where he held the position of executive vice president, administrative services. Presently, Mr. Rajput is a director and executive vice president of national operations of GreenPoint Credit Corp. From 1990 and until its acquisition by us in August, 1998, Mr. Rajput owned and operated Factual Data Minnesota, Inc., one of our former franchises which operates in Minnesota and Iowa. From 1980 to 1989, Mr. Rajput was employed by Green Tree Financial Corp., St. Paul, Minnesota, initially as vice president and then senior vice president for administration. Mr. Rajput obtained a Bachelor of Science degree in Mathematics and a Master of Science degree in Statistics from the University of Sind, Pakistan, in 1968 and 1970, respectively.

     Daniel G. Helle has been a Director since March 1999. Since 1992, Mr. Helle has been a Managing Director of CIVC Partners and its predecessor, Continental Illinois Venture Corporation, a private equity investment subsidiary of Bank of America. From 1989 to 1992, Mr. Helle was a vice president of Continental Illinois Venture Corporation. Mr. Helle is also a director of several private companies. Mr. Helle obtained a Bachelor of Science degree from Western Illinois University in 1982 and a Master of Science degree in Finance from the University of Illinois in 1984.

     J. Barton Goodwin has been a Director since July 1999. Since 1986, Mr. Goodwin has been a partner of BCI Partners, Inc., a private capital investment company. He is a general partner of Bridge Associates II and Teaneck Associates and member of Glenpointe Associates, LLC, Glenpointe Associates V, LLC and BCI Investors, LLC. He serves on the boards of directors of several private companies. He is also a director of BKF Capital, Inc., a NYSE-traded holding company whose principal asset is John A. Levin & Co., an equity money management company. From 1974 to 1986, Mr. Goodwin was a shareholder and Vice President with Kidder, Peabody & Co. Inc. He was a lieutenant in the U.S. Navy from 1969 to 1972. He graduated from Washington & Lee University and received an MBA from Columbia University Business School.

     Russell and James Donnan are sons of J.H. Donnan.

Director Compensation

     Our directors who are also employees do not receive any fixed compensation for their services as directors while non-employee directors presently receive compensation of $7,500 annually plus a $500 travel allowance per meeting. We held five board meetings in 1999 at which all members were present. We also acted on several resolutions by written consent after telephonic conferences.

Board Meetings and Committees

     The Board of Directors had five meetings during 1999. Each director attended all of the meetings of the Board and of each committee that he belongs to. Our Board of Directors has two committees. The following describes the function and membership of each committee and the number of times it met with respect to fiscal 1999:

                         AUDIT COMMITTEE -- ONE MEETING

     We have adopted an Audit Committee Charter, which has been included with our Proxy Statement as Appendix A. The Charter requires our Audit Committee to undertake a variety of activities designed to assist our Board of Directors in fulfilling its oversight role regarding our auditors' independence, our financial reporting process, our systems of internal control and compliance with applicable laws, rules and regulations. The Charter also makes it clear that the independent auditors are ultimately accountable to the Board of Directors and the Audit Committee, not management.

     The members of our Audit Committee for 1999 were Messrs. Helle, Rajput, Terry and J.H. Donnan. For the year 2000 the Audit Committee will be comprised of Messrs. Helle, Rajput and Terry.

                      COMPENSATION COMMITTEE -- ONE MEETING

     The function of our Compensation Committee is review and approval of compensation and benefit programs for key executives and administration of our stock options plans. The Compensation Committee endeavors to ensure that the compensation program for our executive officers is effective in attracting and retaining key executives responsible for our success and is tailored to promote our long-term interests and that of our stockholders. Our executive officer compensation program in the fiscal year 1999 was principally comprised of base salary and long-term incentive compensation in the form of incentive stock options or non-qualified stock options.

     The members of our Compensation Committee for 1999 were Messrs. J.H. Donnan, Helle, Rajput and Terry. For the year 2000 the Compensation Committee membership will remain the same.

Section 16(a) Beneficial Ownership Reporting Compliance

     Based on a review of the record, we believe that all reports required to be filed by our officers, directors and principal shareholders under Section 16(a) of the Securities Exchange Act of 1934 have been duly filed except that Mr. Helle and his affiliates failed to timely file Section 16(a) statements in connection with our private placement of March 1999.

Executive Compensation

     The following table sets forth compensation we have paid to J.H. Donnan, our Chief Executive Officer and former President, and Marcia R. Donnan, our former Executive Vice President, for services rendered during fiscal 1999, 1998 and 1997. Ms. Donnan retired on June 30, 2000. No other person serving as an executive officer during the reported years received compensation in excess of $100,000 during any of those years.

                                             SUMMARY COMPENSATION TABLE

                                                                               Long Term Compensation
                                                                        -------------------------------------
                                          Annual Compensation                     Awards              Payouts
                                      -----------------------------     --------------------------    -------
                                                             Other                                                 All
                                                            Annual      Restricted     Securities                 Other
                                                            Compen-       Stock        Underlying      LTIP       Compen-
     Name and              Fiscal     Salary      Bonus     sation       Award(s)       Options/      Payouts     sation*
Principal Position          Year       ($)         ($)        ($)          ($)            SARs          ($)         ($)
------------------         ------     -------     -----     -------     ----------     ----------     -------     -------

J.H. Donnan                 1999      107,554         -           -              -              -           -       2,624
President, Chief            1998      105,100     9,300           -              -              -           -       3,061
Executive Officer           1997       82,445         -           -              -              -           -      10,265

Marcia R. Donnan            1999      111,156         -           -              -              -           -       3,997
Executive Vice              1998      105,100     9,300           -              -              -           -       4,107
President                   1997       93,773         -           -              -              -           -       6,093
------------------

*Consists of certain health and accident insurance benefits and automobile expense reimbursements.

Employment Agreements

     Effective July 1, 2000, our Compensation Committee approved the general terms of employment agreements with Messrs. J.H. Donnan, James N. Donnan and Russell E. Donnan. The term of agreements and some other provisions are still being considered by the Compensation Committee. It is expected these new employment agreements will be in place within 60 days. Proposed base salaries are as follows:

         J.H. Donnan                           $250,000
         James N. Donnan                       $130,000
         Russell E. Donnan                     $160,000

     In addition to the above initial base salaries, the Compensation Committee proposed that annual reviews be performed to determine any adjustments to the base salary along with a formalized bonus structure tied to achievements of budgeted EBITDA levels and annually stated individual objectives.

Stock Incentive Plan

     In April 1997, we adopted our 1997 Stock Incentive Plan. The purpose of the plan is to provide continuing incentives to our key employees, which may include officers and members of the Board of Directors. The Stock Incentive Plan provides for 200,000 shares of common stock available for grant under the plan.

     The plan is administered by the Compensation Committee of our Board of Directors. Subject to the terms of the plan, the Compensation Committee determines:

     o    the persons to whom awards are granted
     o    the type of award granted
     o    the number of shares granted
     o    the vesting schedule
     o employment requirements or performance goals relating to restricted stock awards
     o    the type of consideration to be paid upon exercise of options
     o    the terms of any option, which cannot exceed ten years

         The exercise price may be paid in cash, in shares of our common stock valued at fair market value at the date of exercise, by delivery of a promissory note or by a combination of such means of payment, as may be determined by our Compensation Committee.

         As of August 1, 2000, options to purchase 36,500 shares of common stock had been granted to several of our employees and two non-executive directors at an average exercise price of $6.53 per share.

Our 1999 Employee Stock Purchase Plan

         Our 1999 Employee Stock Purchase Plan was adopted in October 1999. Most of our full-time employees, including our officers, who work for us or one of our designated subsidiaries are eligible to participate in the Purchase Plan, and it is intended that the Purchase Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code.

         The purpose of the Purchase Plan is to provide our employees with an opportunity to purchase our common stock through accumulated payroll deductions. We believe that the Purchase Plan helps create in our employees a direct interest to increase shareholder value and provide them with additional compensation. The Purchase Plan is administered by our Board of Directors, and the Purchase Plan grants the administrator broad powers, including the ability to amend the plan, subject to tax laws which require shareholder approval for limited types of material amendments, such as increasing the number of shares available under the plan.

         The Purchase Plan provides eligible employees the right to purchase our common stock on a quarterly basis through payroll deductions. Up to 75,000 shares of our common stock are reserved under the plan. These shares may be pro ratably adjusted in case of stock splits, dividends, or stock reclassifications. We have registered the shares with the Securities and Exchange Commission so that they will be freely tradeable when purchased and issued to eligible employees, although by law, our executive officers, directors and significant shareholders will be subject to resale limitations on the number of shares that they can sell. The right to purchase shares will not begin until the shares are registered. The price per share of the common stock under the plan is 90% of the fair market value of the stock at either the beginning or end of each semi-annual stock purchase period, depending on which value is lower. Most full-time employees that complete one year of employment are eligible to participate in the Purchase Plan.

         The initial quarterly offering period began in January 2000. Therefore, as of December 31, 1999, no shares had been issued under this plan.

Our 1999 Employee Formula Award Stock Option Plan

         All of our full-time employees, including our officers, who have worked for us or one of our designated subsidiaries for at least one year are eligible to participate in the plan. The plan is administered by the Board of Directors, and the plan grants the administrator broad powers, including the ability to amend the plan.

         The purpose of the plan is to provide our employees with an opportunity to acquire our common stock pursuant to options granted under the plan. The options are automatically issued under the plan based on a formula which takes into account both an employee's salary or wage and number of years of service. Our Board of Directors believes that the plan will provide increased incentive to employees to exert maximum effort to our business, to attract talented employees and to retain current employees, and to align the interests of our stockholders with our employees.

         An eligible employee is a person who:

     o has been employed with us or with another company we acquire for at least one year; and

     o    is a full-time employee at the time of grant.

         Subject to the discretion of the administrator on each anniversary date of the plan each eligible employee will be granted an option to purchase our common stock. The exercise price for shares underlying an option will be the fair market value of our stock as of the particular anniversary date. Each option granted under the plan will vest and become exercisable to the extent of 20% of the total number of shares covered by the option on each of the first five anniversary dates after the grant date of the option. Each option will expire 10 years from its grant date.

         The number of shares underlying each option granted to each eligible employee will be calculated by a formula which includes two components: (1) the amount of the employee's salary, wages and commissions for the preceding year, and (2) the number of years of service with us (which number shall include service with any company which we acquire). The formula weighs the employee's salary or wage more heavily than it does for the number of years of service. Thus, our more highly paid employees, such as our executive officers, will likely receive options with significantly more underlying stock than other employees. If at any anniversary date there are not enough shares reserved under the plan to cover the grant of options for that year, then all options for that year will be pro ratably reduced. In addition, our Board of Directors has the right to suspend the plan or modify the formula at any time.

         If we merge or reorganize with another company, all outstanding options under the plan will become fully and immediately exercisable, although our Board of Directors may subsequently terminate all outstanding options by giving option holders a 20 day advance written notice. During the 20 day period, option holders may exercise their options.

         The plan provides for the issuance of up to 100,000 shares of our common stock. As of August 1, 2000, we had granted options covering 97,128 shares which leaves the plan with less than 3,000 shares to cover future option grants. At our annual meeting of shareholders held in late July 2000, our shareholders approved a proposal to add an additional 300,000 shares for future issuance under the plan.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of August 18, 2000 by:

     o each person who is known by us to own beneficially more than 5% of our outstanding Common Stock

     o    each of our executive officers and directors

     o    all of our executive officers and directors as a group

         Common Stock not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire shares within 60 days are treated as outstanding only when determining the amount and percentage of Common Stock owned by that individual. Each person has sole voting and sole investment power with respect to the shares shown except as noted.

                                                  Shares Beneficially
                                                         Owned
                                              ----------------------------
                                                               Percent of
                                               Number          Outstanding
                                              ---------        -----------
Executive Officers & Directors(1)
---------------------------------
J.H. Donnan(2)                                  634,202            11.8%
Marcia R. Donnan(2)                             634,251            11.8
Russell E. Donnan(2)                            272,143             5.1
James N. Donnan(2)                              272,629             5.1
Todd A. Neiberger(2)(3)                           6,579              .1
Robert J. Terry(4)                               40,500              .7
Abdul H. Rajput(4)                               10,000              .2
Daniel G. Helle(5)                            1,112,829            20.7
J. Barton Goodwin(6)                            556,414            10.3
All officers and directors as
 a group (nine persons)                       3,534,047            65.8

Other beneficial owners
CIVC Fund L.P.(5)(7)                          1,112,829            20.7
BCI Growth V, L.P                               545,286            10.1
Marshall Financial Partners, L.P                399,211             7.4
------------------

(1) The address for each of the Donnans and Mr. Neiberger is 5200 Hahns Peak Drive, Loveland, Colorado 80538; the address for Mr. Terry is 5402 South Cottonwood Court, Greenwood Village, Colorado 80121; the address for Mr. Rajput is Post Office Box 8310, Rancho Santa Fe, California 82067; for CIVC Fund L.P. it is 231 South LaSalle Street 7L, Chicago, Illinois 60697; and for BCI Growth V, L.P. it is c/o BCI Advisors, Inc., Glenpointe Centre West, Teaneck, New Jersey 07666.

(2) Includes options to purchase common stock granted in January, 2000 under our 1999 Employee Formula Award Stock Option Plan as follows: J.H. Donnan--4,202; Marcia R. Donnan--4,251; Russell E. Donnan--2,143; James N. Donnan--2,629; and Todd A. Neiberger--1,579.

(3) Includes options to purchase 5,000 shares of common stock at $6.50 per share which are presently exercisable.

(4) Includes options to purchase 5,000 shares of common stock at $5.50 per share which are presently exercisable.

(5) Mr. Helle is a managing director of CIVC Fund L.P., hence is deemed to be a beneficial owner of its shares.

(6) Mr. Goodwin is a general partner of BCI Partners, Inc., an investment management company which advises BCI Growth V, L.P., hence he may be deemed a beneficial owner of both organization's shares.

(7) The number of shares shown include 16,074 owned by certain employees of CIVC's affiliates over which the affiliates have voting power.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On September 16,1998, we closed our acquisition of the assets of Factual Data Minnesota, Inc. ("FD Minnesota") pursuant to an Asset Purchase Agreement. Since 1990, FD Minnesota had been one of our franchisees located in the Saint Paul, Minnesota area and operating in Minnesota and Iowa. Pursuant to the Agreement, we acquired the assets of FD Minnesota in exchange for $353,243 cash paid at closing and a non-interest bearing promissory note in the principal amount of $353,243 payable in twenty-four equal monthly installments commencing September 1, 1998. The note is secured by a lien on all of the assets purchased pursuant to the Agreement. We also assumed the lease obligations on the FD Minnesota facility and we continue operations of FD Minnesota at that facility. In connection with the purchase, we entered into two year non-competition agreements with the two shareholders of FD Minnesota.

         Abdul Rajput, one of the shareholders of FD Minnesota, has been one of our directors since February 1998. Mr. Rajput disclosed all of the material facts as to his relationship and interest in FD Minnesota and abstained from voting on the acquisition. The acquisition was approved by all of our remaining directors and the acquisition was made on terms believed by the Board to be no less favorable than could have been obtained from an unaffiliated party. We retained an independent firm of certified public accountants to appraise the fair market value of the operating assets, excluding cash and accounts receivable, of FD Minnesota. Based on such firm's study and analytical review procedures that firm concluded that a reasonable estimate of the fair market value of the operating assets, excluding cash and accounts receivable, of FD Minnesota as of May 31, 1998 was $720,000.

         On March 26, 1999, we entered into a stock purchase and sale agreement with four institutional investors, including CIVC Fund L.P. Mr. Helle is a managing director of that company which purchased $10 million of the placement at $8.08 per share. As part of the placement, Mr. Helle became one of our directors and the four members of the Donnan family agreed to vote for CIVC's nominee as a director so long is it owns a number of shares equal to or greater than 5% of our then outstanding shares. Mr. Goodwin is a general partner of an affiliate of BCI Growth V, L.P. which purchased $4.5 million of our private placement.

         We have adopted a policy that all transactions between us and our officers, directors and 5% or more shareholders are subject to approval by a majority of our disinterested independent directors. Any such transactions will be on terms believed to be no less favorable than could be obtained from unaffiliated parties.

                             SELLING SECURITYHOLDER

         The following table sets forth information regarding the beneficial ownership of our securities by the selling securityholder. All information contained in the table below is based upon beneficial ownership as of August 18, 2000.

         The selling securityholder was the underwriter of our initial public offering completed in May 1998. As part of its compensation in the offering, the underwriter received options to purchase:

          o    120,000 shares of our common stock at $7.04 per share

          o warrants to purchase 120,000 shares of our common stock at $9.15 per share

         We agreed to register these options, warrants and underlying shares in order to permit the selling securityholders to sell these securities from time to time in the public market or in privately-negotiated transactions. We agreed to prepare and file amendments and supplements to the initial registration statement necessary to keep the registration of the shares effective until the earlier of (i) May 13, 2003; or (ii) the date on which all of the securities have been sold. We have also agreed to pay for all expenses of this offering other than underwriting discounts and commissions and brokerage commissions and fees.

         This table assumes that all securities owned by the selling securityholders are being sold. The selling securityholders may offer and sell less than the number of securities indicated. The selling securityholders are not making any representation that any securities will or will not be offered for sale.


                                                                                                                 Securities
Name and Address                         Securities Beneficially Owned               Securities Offered       Beneficially Owned
of Selling Securityholder                    Prior to the Offering                         Hereby             After the Offering
-------------------------           -----------------------------------------        ------------------       ------------------
                                        Options                Warrants
                                    -----------------      ------------------
                                    Number    Percent      Number     Percent
                                    -------   -------      -------    -------

Schneider Securities, Inc.          120,000     100%       120,000      100%                 all                      -0-
1120 Lincoln Street, Suite 900
Denver, Colorado  80203

                              PLAN OF DISTRIBUTION

         This offering is self-underwritten; we have not employed an underwriter for the issuance of common stock upon the exercise of the warrants and we will bear all expenses of the offering.

         Upon any solicited exercise of the warrants, we agreed to pay to the underwriter of our initial public offering a fee of 5% of the aggregate exercise price of warrant exercises if

          o the market price of our common stock on the date the warrant is exercised was greater than the then exercise price of the warrant

          o the exercise of the warrant was solicited by a member of the National Association of Securities Dealers, Inc. as designated in writing on the warrant certificate subscription form (provided that any request for exercise is presumed to be unsolicited unless the customer states in writing that the transaction was solicited and designates the broker-dealer to receive compensation)

          o    the warrant was not held in a discretionary account

          o disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the warrant

          o the solicitation of exercise of the warrant was not in violation of Regulation M promulgated under the 1934 Act

         Regulation M under the 1934 Act, as amended, will prohibit the underwriter from engaging in any market making activities with regard to our securities during the period commencing as of the date on which the underwriter becomes a participant in the solicitation of the exercise of warrants until the termination of such solicitation activity. As a result, the underwriter may be unable to make a market in our securities during certain periods while the warrants are exercisable.

         The warrants may be exercised by the delivery to American Securities Transfer & Trust, Incorporated, 12039 West Alameda Parkway, Lakewood, Colorado 80228 of your warrant certificate accompanied by an election of exercise and payment of the warrant exercise price for each share of your common stock purchased in accordance with the terms of the warrant. Payment must be made in the form of cash or a cashier's or certified check payable to the order of Factual Data Corp. Delivery of the certificates representing the common stock will be made upon receipt of the warrant certificate duly executed for transfer together with payment for the exercise price and our acceptance of your tender for exercise. If you exercise fewer than all your warrants, a new warrant certificate evidencing warrants remaining unexercised will be issued to you.

                            DESCRIPTION OF SECURITIES

         The following describes the attributes of our authorized and our outstanding securities.

Common Stock

         We are authorized to issue 10,000,000 shares of common stock, of which 5,382,818 shares were issued and outstanding on August 18, 2000. Holders of shares of common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefor, and if we liquidate, dissolve or wind up, common stockholders will share ratably in all assets remaining after payment of our liabilities. We have not paid any dividends to date nor do we anticipate paying any dividends in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development and expansion of our business. The holders of shares of our common stock are entitled to one vote for each share held of record, and holders do not have the right to cumulate their votes for election of directors. The holders of shares of common stock do not have preemptive rights.

Preferred Stock

         We are also authorized to issue up to 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could aversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in management and in our control. We have no present intention to issue any shares of preferred stock, and no shares of preferred stock are currently outstanding.

Warrants

         One warrant entitles the holder to purchase one share of our common stock at an exercise price of $7.15 until 5:00 p.m. (EST) May 12, 2001, subject to our redemption rights described below. The warrants were issued pursuant to the terms of a warrant agreement between us and American Securities Transfer & Trust, Incorporated.

         The warrant exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment in the event of, among other events, a stock dividend on, or a subdivision, recapitalization or reorganization of, the common stock, or if we merge or consolidate with or into another corporation or business entity.

         We may, in our discretion redeem outstanding warrants, in whole but not in part, upon not less than 30 days' notice, at a price of $.05 per warrant, provided that the closing bid price of our common stock equals or exceeds $10.73 (150% of the warrant exercise price) for 20 consecutive trading days. The redemption notice must be provided not more than five business days after conclusion of the 20 consecutive trading days in which the closing bid price of our common stock equals or exceeds $10.73 per share. In the event we exercise our right to redeem the warrants, the warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price of $0.05 per warrant.

         We must have on file a current registration statement with the Securities and Exchange Commission pertaining to the common stock underlying the warrants in order for a holder to exercise the warrants or in order for us to redeem the warrants. This prospectus is part of a current registration statement we have filed with the Commission. Shares underlying the warrants must also be registered or qualified for sale under the securities laws of states in which the warrant holders reside.

         The warrants to purchase 120,000 shares of our common stock held by the selling securityholder are identical in all respects (except as to redemption) to the public warrants described above, EXCEPT THAT THE EXERCISE PRICE IS $9.15 PER SHARE.

Underwriter's Options

         In  connection  with our May 1998 initial  public  offering,  we issued
options  to  our   underwriter   who  is  referred  to  herein  as  the  selling
securityholder. The options gave the underwriter the right to acquire:

          o 120,000 shares of our common stock for $7.04 per share at any time prior to May 13, 2003

          o 120,000 warrants to acquire 120,000 shares of our common stock for $9.15 per share at any time prior to May 13, 2001

         We may grant options in the future in connection with capital formation activities.

Listing

         Our common stock and warrants trade on The Nasdaq National Market under the symbols FDCC and FDCCW. There is no market for the selling securityholder's options or warrants and none is expected to develop.

Transfer Agent, Warrant Agent and Registrar

         Our transfer agent, warrant agent and registrar for our common stock and warrants is Computershare Trust Company, Inc. (formerly American Securities Transfer & Trust, Incorporated), 12039 West Alameda Parkway, Lakewood, Colorado 80228.

                         SHARES ELIGIBLE FOR FUTURE SALE

         We have outstanding 5,382,818 shares of common stock, assuming no exercise of the warrants, the selling securityholder's options or any other options or warrants. Of these shares, the 1,380,000 shares of common stock sold in our initial public offering are freely tradeable without restriction under the Securities Act. We sold the remaining 4,002,818 shares of outstanding common stock in private transactions in reliance upon exemptions from registration under the Securities Act. Those shares may be sold only pursuant to an effective registration statement filed under the Securities Act, or an applicable exemption, including the exemption contained in Rule 144 of the Securities Act. We have filed registration statements on Form S-3 covering 2,200,013 of these shares.

         In general, under Rule 144, our shareholders, including our affiliates, may sell shares of restricted common stock after at least one year has elapsed since such shares were acquired. The number of shares of common stock which may be sold within any three-month period is limited to the greater of one percent of the then outstanding common stock or the average weekly trading volume in our common stock during the four calender weeks preceding the date on which notice of such sale was filed under Rule 144. Other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, shareholders who are not affiliates (and who have not been affiliates for 90 days prior to the sale) and who have beneficially owned our restricted shares for over two years may resell the shares without compliance with the foregoing requirements under Rule 144.

         No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock or warrants prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock or warrants, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

                                  LEGAL MATTERS

     The validity under Colorado law of the shares will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Members of that law firm own about 7,000 shares of our common stock.

                                     EXPERTS

         Our consolidated balance sheet at December 31, 1999, and the consolidated statements of income, shareholders' equity and cash flows for each of the two years ended December 31, 1998 and 1999 included in this prospectus have been included herein in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim consolidated financial information for the six months ended June 30, 1999 and 2000 included herein, the independent certified public accountants have not audited such consolidated financial information and have not expressed an opinion or any other form of assurance with respect to such consolidated financial information.

--------------------------------------------------------------------------------
     We have not authorized any dealer, salesperson or other person to give any information or to make any representation not contained in this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any offer or solicitation by anyone in any jurisdiction not authorized, or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. By delivery of this prospectus we do not imply that there has been no change in our affairs or that the information in this prospectus is correct as of any time subsequent to its date.
--------------------------------------------------------------------------------

                   TABLE OF CONTENTS                         FACTUAL DATA CORP.
                                              Page
                                              ----
Prospectus Summary..........................    1
Risk Factors................................    4
Dilution....................................   10
Use of Proceeds.............................   11
Capitalization..............................   12             ________________
Dividend Policy.............................   12
Selected Financial Data.....................   13                PROSPECTUS
Management's Discussion and                                   ________________
 Analysis of Financial Condition
 and Results of Operations..................   15
Business ...................................   23
Legal Proceedings...........................   37
Market For Our Securities and
 Related Stockholder Matters................   38
Management..................................   39
Security Ownership of Certain
 Beneficial Owners and Management...........   47
Certain Relationships and Related
 Transactions...............................   49            October ___, 2000
Selling Securityholder......................   50
Plan of Distribution........................   51
Description of Securities...................   52
Shares Eligible for Future Sale.............   55
Legal Matters...............................   56
Experts.....................................   56
Index to Financial Statements...............  F-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Capitalized terms used but not defined in Part II have the meanings ascribed to them in the prospectus contained in this Registration Statement.

Item 24. Indemnification of Directors and Officers

         The Registrant's Bylaws requires the Registrant to indemnify, to the fullest extent authorized by applicable law, any person who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or other action or proceeding instituted or threatened by reason of the fact that he is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

         The Registrant's Articles of Incorporation provides that, to the fullest extent permitted by Colorado law, directors and officers of the Registrant shall not be liable to the Registrant or any of its shareholders for damages caused by a breach of fiduciary duty by such director or officers.

         Sections 7-109-102 and 103 of the Colorado Business Corporation Act ("CBCA") authorize the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorney's fees) judgments, fines and amounts paid in settlement and reasonably incurred in connection with any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of actions by or in the right of the corporation, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and if such officer or director shall not have been adjudged liable to the corporation, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director also had no reasonable cause to believe his conduct was unlawful.

         All executive officers and directors of the Company have entered into indemnification agreements with the Company which provide for certain defense costs and reimbursements.

         The above discussion of the Registrant's Articles of Incorporation, bylaws the CBCA and the indemnification agreements is only a summary and is qualified in its entirety by the full text of each of the foregoing.

         The Registrant maintains customary officer's and director's liability insurance.

Item 25. Other Expenses of Issuance and Distribution

         The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee and the National Association Securities Dealers, Inc. and Nasdaq SmallCap Market filing fees, are estimated:

         Commission registration fee(1)                             $   -0-
         National Association of Securities Dealers, Inc.
         filing fee                                                     -0-
         Nasdaq National Market filing fee                              -0-
         Printing expenses                                            1,000
         Legal fees and expenses                                      5,000
         Accounting fees and expenses                                 5,000
         Blue sky fees and expenses                                     --
         Transfer agent fees                                          1,000
         Miscellaneous                                                3,000
                                                                    -------
                  Total                                             $15,000
                                                                    =======
------------------

(1)      Paid in connection with Registration Statement No. 33-47051.

Item 26. Recent Sales of Unregistered Securities

     A. On June 1, 1997, the Registrant issued 1,800,000 shares of its Common Stock to its four founders (i.e., Jerald H., Marcia R., Russell E. and James N. Donnan) in exchange for all of their shares of FDC Group, Inc. and Lenders Resource Incorporated. Both of these companies are now wholly owned subsidiaries of the Registrant. Information with respect to the exchange issuance, is as follows:

          (i) Common Stock was issued on June 1, 1997 as follows:

              Name                                 Number of Shares
              -----------------                    ----------------
              Jerald H. Donnan                         630,000
              Marcia R. Donnan                         630,000
              Russell E. Donnan                        270,000
              James N. Donnan                          270,000

          (ii) The above persons are the founding family members of the Registrant; no underwriter was involved in the issuances described above.

          (iii) The shares were issued in exchange for shares of two family corporations, i.e., Factual Data Corp founded by them in 1985 and Lenders Resource Incorporated founded by them in 1994.

          (iv) The Registrant believes the issuances to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 ("Act") by virtue of Section 4(2) thereof as a transaction not involving a public offering and being the formation of a private company by four family members not needing the protection of the registration provisions of the Act.

         B. Contemporaneous with the completion of the Registrant's initial public offering, the Registrant issued options to purchase 17,000 shares of the Registrant's Common Stock to 22 of its employees and options to purchase 15,000 shares to the three directors of the Registrant.

         C. The Registrant issued a total of 20,230 shares of its Common Stock in connection with two acquisitions. In August 1998, 11,595 shares were issued to Heritage Credit Reporting, Inc. in connection with the acquisition of Heritage's assets and also in August 1998, 8,635 shares were issued to two persons in the acquisition of American Credit Connection, Inc.

         D. The Registrant issued a total of 351,116 shares of its Common Stock in connection with two acquisitions. In August 1998, 53,782 shares were issued to one person in the acquisition of Landmark Financial Services, Inc. and in December 1998, 297,334 shares (subject to reduction) were issued to five persons in the acquisition of Mortgage Credit Services, Inc.

         E. On March 26 and April 1, 1999, the Registrant sold an aggregate of 1,912,451 shares of its Common Stock to six institutional and accredited investors in a private placement for $8.08 per share, in cash.

         No underwriters were involved in either the acquisition or private placement transactions. The issuances were made in transactions exempt from the requirements of Section 5 of the Securities Act, pursuant to Section 4(2) thereof. With regard to the Registrant's reliance upon such exemption, it made appropriate inquiries to establish that such issuances qualified for the exemption. The Registrant further obtained a representation from each purchaser of his or her intent to acquire the securities for purposes of investment only and not with a view toward any distribution or public resale, and each of the certificates representing the securities has been embossed with a restrictive legend restricting transfer of the securities. Stock transfer instructions were posted with the Registrant's transfer agent.

Item 27. Exhibits

         The   following   exhibits  have  been   previously   filed  with  this
Registration Statement, or filed on Form 8-K after the effective date, or filed herewith:

     1.1  -- Revised form of Underwriting Agreement.(1)

     1.3  -- Form of Selected Dealers Agreement.(1)

     1.4  -- Revised form of Warrant Exercise Fee Agreement.(1)

     1.5  -- Form of Custody Agreement.(1)

     3.1  -- Restated and Amended Articles of Incorporation.(1)

     3.2  -- Amended Bylaws of the Registrant.(1)

     4.1  -- Specimen Common Stock Certificate of the Registrant.(2)

     4.2  -- Specimen Warrant Certificate of the Registrant.(2)

     4.3  -- Form  of  Representative's  Option  for  the  Purchase  of  Common
             Stock.(1)

     4.3A -- Revised  form  of  Representative's  Option  for the  Purchase  of
             Warrants.(1)

     4.4  -- Form of Warrant Agreement.(1)

     5.1 -- Form of opinion of Jones & Keller as to the legality of the issuance of the Common Stock.(1)

     10.1 -- Office Lease between FDC Office I, LLC and Lenders Resource Incorporated dated August 14, 1997 and as amended December 26, 1997.(1)

     10.2 -- Registrant's 1997 Stock Incentive Plan, as amended, with form of Stock Option Agreement.(1)

     10.3 -- Employment Agreement with Jerald H. Donnan.(1)

     10.3A-- Amendment  to the  Employment  Agreement of Jerald H. Donnan dated
             March 31, 1998.(1)

     10.4 -- Employment Agreement with Marcia R. Donnan.(1)

     10.4A-- Amendment to the Employment Agreement of Marcia R. Donnan dated March 31, 1998.(1)

     10.5 --  Form of Indemnification Agreement.(1)

     10.6A -- Form of Franchise Agreement.(1)

     10.6B -- Form of License Agreements.(1)

     10.6C--  Credit   Reporting    Service    Agreement   with   Trans   Union
              Corporation.(1)

     10.6D-- Agreement  for  Service--Consumer  Reporting  Agencies with Equifax
             Credit Information Services, Inc.(1)

     10.6E-- Reseller Services  Agreement with Experian  Information  Solutions,
             Inc.(1)

     10.6F-- Assets  Purchase  Agreement  between the Company and Mirocon,  Inc.
             dated December 1, 1997.(1)

     10.6G-- Flood Zone  Determination  Agreement  between  the  Company  and GE
             Capital Corporation dated February 19, 1996.(1)

     10.6H-- Asset  Purchase  Agreement  between  Factual  Data  Corp  and  C B
             Unlimited, Inc. regarding the Indiana Territory.(1)

     10.6I-- Purchase  Agreement  by and between  Landmark  Financial  Services,
             Inc. and Factual Data Corp. regarding the Texas Territories.(1)

     10.6J -- Asset Purchase Agreement--FD Northwest, Inc.(3)

     10.6K -- Asset Purchase Agreement--Heritage Credit Reporting, Inc.(4)

     10.6L -- Asset Purchase Agreement--American Credit Connection, Inc.(5)

     10.6M -- Asset Purchase Agreement--Factual Data of Minnesota, Inc.(6)

     10.6N -- Asset Purchase Agreement--Landmark Financial Services, Inc.(7)

     10.6O -- Asset Purchase Agreement--ARI of Minnetonka, Inc.(8)

     10.6P-- Plan  and  Agreement  of  Merger  with  Mortgage  Credit  Services,
             Inc.(9)

     10.6Q -- Asset Purchase Agreement--Oxbow Enterprises, Inc.(10)

     10.6R--  Asset  Purchase   Agreement--Premier   Mortgage  Credit  Services,
              Inc.(11)

     10.6S -- Asset Purchase Agreement-- Imfax, Inc.(12)

     10.6T -- Asset Purchase Agreement--United Data Services, Inc.(12)

     10.6U-- Share Purchase Agreement with Continental Illinois Venture Corp., et al.(13)

     10.6V -- Asset Purchase Agreement--F.D.D., Inc. and F.D.S.C., Inc.(14)

     10.6W -- Asset Purchase Agreement--DataPower Information Services, Inc.(15)

     10.6X -- Asset Purchase Agreement--Credit Bureau Services, Inc.(16)

     10.6Y -- Affiliate Lease Agreement --Experian(17)

     21.  -- Subsidiaries of the Registrant.(1)

     23.1 -- Consent of Ehrhardt Keefe Steiner & Hottman PC.(2)

     23.2 -- Form of consent of Jones & Keller, P.C. (filed as part of Exhibit 5.1).(1)

(1)      Previously filed.
(2)      Filed herewith.
(3)      Filed with Report on Form 8-K, August 25, 1998.
(4)      Filed with Report on Form 8-K, August 25, 1998.
(5)      Filed with Report on Form 8-K, August 25, 1998.
(6)      Filed with Report on Form 8-K, October 1, 1998.
(7)      Filed with Report on Form 8-K, October 15, 1998.
(8)      Filed with Report on Form 8-K, November 16, 1998.
(9)      Filed with Report on Form 8-K, December 28, 1998.
(10)     Filed with Report on Form 8-K, January 8, 1999.
(11)     Filed with Report on Form 8-K, January 29, 1999.
(12)     Filed with Report on Form 8-K, April 12, 1999.
(13)     Filed with Report on Form 8-K, April 12, 1999.
(14)     Filed with Report on Form 8-K, May 18, 1999.
(15)     Filed with Report on Form 8-K, September 23, 1999.
(16)     Filed with Report on Form 8-K, September 24, 1999.
(17)     Filed with Report on Form 8-K, August 17, 2000.

Item 28. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by a final adjudication of such issue.

         The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and (iii) to include any additional or changed material information with respect to the plan of distribution.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (6)      The undersigned Registrant hereby undertakes that it will:

               (a) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time it was declared effective.

               (b) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Post-effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, on this _____ day of September, 2000.

                                               FACTUAL DATA CORP.


                                            By:
                                               ---------------------------------
                                            J.H. Donnan, Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                    Title                          Date
         ---------                    -----                          ----
By:/s/Jerald H. Donnan    Chairman of the Board of           September 18, 2000
   -------------------    Directors and Chief Executive
   Jerald H. Donnan       Officer (Principal Executive
                          Officer)

By:/s/Todd Neiberger      Chief Financial Officer and a      September 25, 2000
   -------------------    Director (Principal Financial and
   Todd Neiberger         Accounting Officer)

By:/s/James N. Donnan     President and a Director           September 25, 2000
   -------------------
   James N. Donnan

By:/s/Robert J. Terry     Director                           September 25, 2000
   -------------------
   Robert J. Terry

By:/s/Abdul H. Rajput     Director                           September 27, 2000
   -------------------
   Abdul H. Rajput

By:/s/Daniel G. Helle     Director                           September 25, 2000
   -------------------
   Daniel G. Helle

By:/s/J. Barton Goodwin   Director                           September 25, 2000
   --------------------
   J. Barton Goodwin

                                  EXHIBIT INDEX


5.1 Form of opinion of Jones & Keller as to the legality of the issuance of the shares.

23.1 Consent of Ehrhardt Keefe Steiner & Hottman PC.

23.2 Consent of Jones & Keller, P.C. (filed as part of Exhibit 5.1).

                               FACTUAL DATA CORP.

                          INDEX TO FINANCIAL STATEMENTS


Factual Data Corp. - Audited Financial Statements December 31, 1999

Independent Auditors' Report...............................................F - 1

Financial Statements

       Consolidated Balance Sheet..........................................F - 2

       Consolidated Statements of Income...................................F - 3

       Consolidated Statement of Changes in Shareholders' Equity...........F - 4

       Consolidated Statements of Cash Flows...............................F - 5

Notes to Consolidated Financial Statements.................................F - 7

Factual Data Corp. - Unaudited Interim Financial Statements June 30, 2000

Financial Statements

       Consolidated Balance Sheet.........................................F - 24

       Consolidated Statements of Income..................................F - 25

       Consolidated Statements of Cash Flows..............................F - 26

Notes to Consolidated Financial Statements................................F - 28

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders
Factual Data Corp.
Fort Collins, Colorado

We have audited the accompanying consolidated balance sheet of Factual Data Corp. and Subsidiaries as of December 31, 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Factual Data Corp. and Subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1999, in conformity with generally accepted accounting principles.



                                             Ehrhardt Keefe Steiner & Hottman PC

February 11, 2000
Denver, Colorado

                               FACTUAL DATA CORP.

                           Consolidated Balance Sheet
                                December 31, 1999

                             Assets (Notes 5 and 6)

Current assets
  Cash                                                           $  1,023,945
  Accounts receivable, net                                          3,663,094
  Prepaid expenses and other                                          355,531
  Income tax refund receivable                                        594,011
                                                                 ------------
     Total current assets                                           5,636,581

Property and equipment, net (Notes 3 and 6)                         5,998,532
Intangibles (Notes 2 and 4)                                        27,756,373
Other assets                                                          300,989
                                                                 ------------
                                                                 $ 39,692,475
                                                                 ============

                      Liabilities and Shareholders' Equity

Current liabilities
  Line-of-credit (Note 5)                                        $    500,000
  Current portion of long-term debt (Note 6)                        3,432,526
  Accounts payable                                                  3,099,678
  Accrued payroll and expenses                                        968,691
  Deferred income taxes (Note 9)                                       13,386
                                                                 ------------
      Total current liabilities                                     8,014,281

Long-term debt  (Note 6)                                            5,908,584

Deferred income taxes (Note 9)                                        410,645

Commitments (Note 10)

Shareholders' equity (Note 7)
  Preferred stock, 1,000,000 shares authorized; none
   issued and outstanding                                                   -
  Common stock, 10,000,000 shares authorized;
   5,380,103 issued and outstanding                                22,478,244
  Retained earnings                                                 2,880,721
                                                                 ------------
      Total shareholders' equity                                   25,358,965
                                                                 ------------
                                                                 $ 39,692,475
                                                                 ============

                See notes to consolidated financial statements.

                                FACTUAL DATA CORP.

                        Consolidated Statements of Income

                                                   For the Years Ended
                                                       December 31,
                                              -----------------------------
                                                 1998              1999
                                              -----------      ------------
Revenue

  Information services                        $ 6,235,604      $ 21,903,658
  Ancillary income                              1,451,104         2,069,302
  System affiliates                             2,198,260         1,601,388
  Training, license and other                      58,578           255,714
                                              -----------      ------------
     Total revenue                              9,943,546        25,830,062
                                              -----------      ------------

Operating expenses
  Costs of services provided                    4,746,634        15,399,461
  Selling, general and administrative           2,066,926         4,907,378
  Consolidation costs (Note 13)                         -         1,245,059
  Depreciation and amortization                   776,093         2,715,342
                                              -----------      ------------
      Total operating expenses                  7,589,653        24,267,240
                                              -----------      ------------

Income from operations                          2,353,893         1,562,822

Other income (expense)
  Other income                                    185,262           201,458
  Interest expense                               (152,421)         (579,668)
                                              -----------      ------------
      Total other income (expense)                 32,841          (378,210)
                                              -----------      ------------

Income before income taxes                      2,386,734         1,184,612

Income tax expense (Note 9)                       810,000           525,198
                                              -----------      ------------

Net income and comprehensive income           $ 1,576,734      $    659,414
                                              ===========      ============

Basic earnings per share                      $      0.59      $       0.13
                                              ===========      ============

Basic weighted average shares
 outstanding (Note 12)                          2,680,754         4,937,763
                                              ===========      ============

Diluted earnings per share                    $      0.57      $       0.13
                                              ===========      ============

Diluted weighted averages shares
 outstanding (Note 12)                          2,769,214         5,219,140
                                              ===========      ============

                 See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

            Consolidated Statement of Changes in Shareholders' Equity
                 For the Years Ended December 31, 1998 and 1999


                                                     Common Stock                                 Total
                                                --------------------------       Retained      Shareholders'
                                                 Shares          Amount          Earnings         Equity
                                                ---------     ------------      ----------     -------------

Balance at December 31, 1997                    1,800,000     $      2,500      $  644,573     $     647,073

Net proceeds of initial public
 offering (net of offering costs
 of $1,474,795)                                 1,380,000        6,253,205               -         6,253,205

Common stock issued in connection
 with business acquisitions                       371,346        2,359,000               -         2,359,000

Net income for the year ended
 December 31, 1998                                      -                -       1,576,734         1,576,734
                                                ---------     ------------      ----------     -------------

Balance at December 31, 1998                    3,551,346        8,614,705       2,221,307        10,836,012

Shares retired from escrow
 account (Note 7)                                 (83,694)               -               -                 -

Net proceeds of private placement
 offering (net of offering costs
 of $1,636,461) (Note 7)                        1,912,451       13,863,539               -        13,863,539

Net income for the year ended
 December 31, 1999                                      -                -         659,414           659,414
                                                ---------     ------------      ----------     -------------

Balance at December 31, 1999                    5,380,103     $ 22,478,244      $2,880,721     $  25,358,965
                                                =========     ============      ==========     =============


                 See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                      Consolidated Statements of Cash Flows

                                                                          For the Years Ended
                                                                              December 31,
                                                                   ----------------------------------
                                                                       1998                  1999
                                                                   -------------         ------------

Cash flows from operating activities
   Net income                                                      $   1,576,734         $    659,414
                                                                   -------------         ------------
   Adjustments to reconcile net income to net cash
    provided by operating activities
      Depreciation and amortization                                      776,094            2,715,342
      Loss (gain) on sale of fixed assets                                 25,454               (4,524)
      Deferred income taxes                                              240,276               61,978
      Changes in operating assets and liabilities
         Accounts receivable                                          (1,920,392)            (743,516)
         Prepaid expenses and other                                      (67,089)            (182,742)
         Income tax refund receivable                                         -              (594,011)
         Other assets                                                    (37,604)            (173,320)
         Accounts payable                                              1,323,142              873,993
         Accrued payroll, payroll taxes and expenses                     125,973              537,250
         Accrued taxes and other                                         615,987             (524,186)
                                                                   -------------         ------------
                                                                       1,081,841            1,966,264
                                                                   -------------         ------------
             Net cash provided by operating activities                 2,658,575            2,625,678
                                                                   -------------         ------------

Cash flows from investing activities
   Purchases of property and equipment                                (1,206,424)          (2,836,128)
   (Purchases of) proceeds from short-term investments                (2,212,386)           2,212,386
   Purchase of intangibles                                              (123,809)                  -
   Payments received on note receivable                                   45,000                   -
   Net cash used in the acquisition of businesses                     (3,604,900)         (13,814,698)
                                                                   -------------         ------------
             Net cash used in investing activities                    (7,102,519)         (14,438,440)
                                                                   -------------         ------------

Cash flows from financing activities
   Line-of-credit, net                                                        -               500,000
   Principal payments on long-term debt                               (1,149,209)          (2,620,127)
   Net proceeds in private placement offering
   (net of offering expenses paid of
    $1,438,304 (1998) and $1,636,461 (1999))                           6,289,696           13,863,539
                                                                   -------------         ------------
             Net cash provided by financing activities                 5,140,487           11,743,412
                                                                   -------------         ------------

Net increase (decrease) in cash and cash equivalents                     696,543              (69,350)

Cash and cash equivalents, at beginning of period                        396,752            1,093,295
                                                                   -------------         ------------

Cash and cash equivalents, at end of period                        $   1,093,295         $  1,023,945
                                                                   =============         ============

Continued on following page.

                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                      Consolidated Statements of Cash Flows

Continued from previous page.

Supplemental disclosure of cash flow information:

         Interest paid on borrowings for the years ended December 31, 1998 and 1999 was $131,731 and $533,062, respectively.

         Cash paid for income taxes for the years ended December 31, 1998 and 1999 was $155,138 and $844,695, respectively.

Supplemental disclosure of non-cash investing and financing activities:

         During 1998 and 1999, the Company financed fixed assets purchases totaling $892,579 and $700,902, respectively, with notes payable and capital leases.

                  During 1998, the Company acquired eight companies for $3,604,900 cash, notes payable of $2,899,790 and the issuance of restricted stock of $2,359,000. During 1999, the Company acquired nineteen companies for $13,814,698 cash and notes payable of $7,462,811 (Note 2).


                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 1 - Organization and Summary of Significant Accounting Policies

Organization
------------

Factual Data Corp was incorporated in the state of Colorado in 1985. The company was established for the purpose of providing information services nationally to financial lending institutions primarily in the mortgage lending industry. In April of 1997, the shareholders of Factual Data Corp and Lenders Resources, Incorporated exchanged all of their outstanding shares of common stock in exchange for 1.8 million shares of common stock in a newly formed holding company called Factual Data Corp. (the Company).

The Company provides information services to lenders from its Company operated offices and franchised and licensed offices through 44 locations. Franchised and licensed offices of the Company are referred to as system affiliates and related revenue derived from such system affiliates is referred to as system affiliate revenues.

The Company's sophisticated technology platforms used to develop new products and services allowed the Company to begin providing employee background information under EMPfactsSM QuickPeek IdentifierSM, and Tenant Qualifer reports for employers and landlords.

Principles of Consolidation
---------------------------

The  Company's  consolidated  financial  statements  include the accounts of FDC
Acquisition,   Inc.  All  intercompany   accounts  and  transactions  have  been
eliminated in consolidation.

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 1999, balances of cash and cash equivalents at banking institutions exceeded the federally insured limit by approximately $904,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 1 - Organization and Summary of Significant Accounting Policies (continued)
--------------------------------------------------------------------------------

Accounts Receivable
-------------------

In the normal course of business, the Company extends unsecured credit to virtually all of its customers and system affiliates related to providing information services. The Company's customers and system affiliates are located throughout the United States.

Because of the credit risks involved, management has provided an allowance for doubtful accounts of approximately $208,000 which reflects its opinion of amounts which will eventually become uncollectible. In the event of a complete default by the Company's customers or system affiliates, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of default.

Property and Equipment
----------------------

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets which range from three to 39 years.

Intangible Assets
-----------------

Intangible assets are stated at cost, and consist of goodwill, customer lists, covenants not-to-compete and deferred acquisition costs. Goodwill and customer lists are amortized using the straight-line method over fifteen years. Covenants not-to-compete are amortized over the life of the agreements, which extend up to five years.

Deferred acquisition costs consist of costs associated with the Company's investigation of potential future acquisitions. These costs will be capitalized upon completion of the acquisition or charged to expense if the acquisition is unsuccessful.

Software Development Costs
--------------------------

The Company applies the provisions of Statement of Position 98-1, "Accounting for Costs of Computer Software Developed for Internal Use." Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three years. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 1 - Organization and Summary of Significant Accounting Policies (continued)
--------------------------------------------------------------------------------

Income Taxes
------------

Deferred income taxes result from temporary timing differences. Temporary timing differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences result primarily from depreciation of fixed assets, amortization of intangibles and accrued vacation.

Revenue Recognition
-------------------

Information Services

The Company recognizes revenue generated from mortgage credit reports and other information services when the information has been provided to the customer, as substantially all required services have been performed. The services represent revenue earned through Company owned locations.

Ancillary Income

Ancillary income consists of fees charged to licenses and franchises for additional products and services provided to them.

System Affiliate

Pursuant to the various franchise and license agreements, system affiliates are required to pay the Company royalties based on a percentage of sales. In addition, system affiliates providing EMPfactsSM services are required to pay $100 per month for national advertising conducted by the Company.

Royalties as allowed by the franchise and license agreements are accrued based on the percentage of adjusted gross billings, as reported by system affiliates and are included in accounts receivable.

Software License Fees

The Company recognizes revenue from the licensing of computer software when the customer accepts the configured master. Subsequent to customer acceptance, the Company has no significant post contract support obligations.

Advertising Costs
-----------------

The Company expenses advertising and promotional expenses as incurred.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 1 - Organization and Summary of Significant Accounting Policies (continued)
--------------------------------------------------------------------------------

Valuation of Long-Lived Assets
------------------------------

The Company assesses valuation of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts of financial instruments including cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued expenses approximate their fair values as of December 31, 1999 because of the relatively short maturity of these instruments.

The carrying amounts of notes payable and debt outstanding also approximate their fair values as of December 31, 1999 because interest rates on these instruments approximate the interest rate on debt with similar terms available to the Company.

Earnings Per Share
------------------

The Company computes earnings per share in accordance with Statement of Financial Accounting Standard No. 128. Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares plus potential dilutive common shares outstanding which includes common stock options granted under the Company's stock option plan and warrants issued in connection with the Company's IPO and private placement.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 1 - Organization and Summary of Significant Accounting Policies (continued)
--------------------------------------------------------------------------------

Short-Term Investments
----------------------

The Company follows  Statement of Financial  Accounting  Standards No. 115 (SFAS
115) to account for investments. Under SFAS No. 115, equity securities which have readily determinable fair values and all investments in debt securities are classified into three categories and accounted for as follows:

     o Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

     o Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     o Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity net of deferred income taxes.

The Company had no investments in debt or equity securities at December 31, 1999.

Reclassifications
-----------------

Certain amounts in the 1998 financial statements haven been reclassified to conform with the 1999 presentation.

Note 2 - Acquisition of Assets
------------------------------

In fiscal year 1999, the Company purchased the assets of nineteen businesses. These transactions have been accounted for as purchases. Amortization of acquired covenants not to compete are over the life of the agreements of two to five years. Customer lists acquired are amortized over fifteen years. Subsequent to December 31, 1999, the Company acquired the assets of one business.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 2 - Acquisition of Assets (continued)
------------------------------------------

The aggregate purchase price of the Company's 1999 acquisitions has been allocated to the assets purchased based on the fair market values on the date of acquisition, as follows:

     Computer equipment, furniture and fixtures           $       603,370
     Prepaid expenses and other assets                             66,825
     Non-compete agreements                                       686,000
     Intellectual property                                        450,000
     Customer lists                                            19,471,314
                                                          ---------------
           Subtotal                                            21,277,509
     Notes payable issued                                      (7,462,811)
                                                          ---------------

     Cash paid                                            $    13,814,698
                                                          ===============


The following table depicts the unaudited pro forma results of the Company giving effect to its 1999 acquisitions as if they occurred on January 1, 1998. The unaudited pro forma information is not necessarily indicative of the results of operations of the Company had these acquisitions occurred at the beginning of the years presented, nor is it necessarily indicative of future results.

                                               Years Ended
                                               December 31,
                                     --------------------------------
                                         1998                1999
                                     ------------        ------------

Revenue                              $ 39,797,335        $ 38,229,720
                                     ============        ============

Net income                           $  2,965,312        $  1,042,441
                                     ============        ============

Basic earnings per share             $       1.11        $        .21
                                     ============        ============

Diluted earnings per share           $       1.07        $        .20
                                     ============        ============

The Company pays an entity owned by a stockholder a commission on all successfully completed business acquisitions in which the entity is actively involved. During the years ended December 31, 1998 and 1999, the Company paid related commissions on successful business acquisitions of approximately $70,000 and $245,000, respectively.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 3 - Property and Equipment
-------------------------------

Property and equipment at December 31, 1999 consists of the following:

       Computer equipment and software                $     3,786,958
       Furniture and fixtures                               2,990,449
       Software development costs                           1,571,759
       Leasehold improvements                                 689,256
       Vehicles                                               149,626
                                                      ---------------
                                                            9,188,048

           Less accumulated depreciation                   (3,189,516)
                                                      ---------------

                                                      $     5,998,532
                                                      ===============

Note 4 - Other Assets
---------------------

Other assets at December 31, 1999 consist of the following:

       Customer lists (Note 2)                        $    27,557,769
       Goodwill                                                 8,771
       Covenants not to compete (Note 2)                    1,481,132
       License agreement                                       75,000
       Intellectual property (Note 2)                         450,361
                                                      ---------------
                                                           29,573,033

           Less accumulated amortization                   (1,816,660)
                                                      ---------------

                                                      $    27,756,373
                                                      ===============

Note 5 - Line-of-Credit
-----------------------

The line-of-credit at December 31, 1999 consists of:

$3,005,036 line-of-credit, interest payable at
 8.25% principal and unpaid interest due September
 2000. The line-of-credit requires the Company to
 meet certain financial restrictive covenants.
 The line is collateralized by substantially all
 the assets of the Company.                           $       500,000
                                                      ===============

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 6 - Long-Term Debt
-----------------------

Long-Term Obligations
---------------------

Long-term debt obligations at December 31, 1999 consist of the following:

Unsecured note payable to an individual, monthly
 principal payments are the greater of $750 or 5%
 of gross billable revenue of a certain corporate-
 owned franchise with the balance due August 31,
 2002. Interest at 8.5%.                              $        53,309

Various notes payable to financial institutions.
 Monthly principal and interest payments ranging
 from $394 to $855. Interest rates vary from 7.7%
 to 8.15%. Notes mature at various times ranging
 from May 2001 to October 2003. Notes are
 collateralized by automobiles.                                46,218

Notes payable to corporations and individuals
 incurred in the acquisition of several businesses.
 Monthly principal and interest payments total
 $65,365 and quarterly principal and interest
 payments total $816,646, through December 2004.
 Interest ranges up to 8%. Notes are collateralized
 by security agreements and assets acquired in the
 acquisitions.                                              7,921,086

Various capital leases with monthly payments
 totaling $33,034, including interest and
 expiring through November 2004. Collateralized
 by office furniture and equipment. The net book
 value at December 31, 1999 for the fixed assets
 leased amounted to approximately $1,403,147.               1,320,497
                                                      ---------------
                                                            9,341,110
    Less current portion                                   (3,432,526)
                                                      ---------------

                                                      $     5,908,584
                                                      ===============

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 6 - Long-Term Debt (continued)
-----------------------------------

Long-Term Obligations (continued)
---------------------------------

As of December 31, 1999, future maturities of long-term obligations are as follows:

                                                              Long-term                    Capital
Year ending December 31,                                         Debt                      Leases                     Total
                                                          ------------------         ------------------        ------------------

               2000                                        $       3,156,740          $         396,947         $       3,553,687
               2001                                                2,272,855                    396,947                 2,669,802
               2002                                                1,482,887                    396,947                 1,879,834
               2003                                                  737,423                    336,860                 1,074,283
               2004                                                  370,709                     93,713                   464,422
                                                           -----------------          -----------------         -----------------
                                                                   8,020,614                  1,621,414                 9,642,028
               Less amount representing interest
                                                                          -                    (300,918)                 (300,918)
                                                           -----------------          -----------------         -----------------
               Total principal                                     8,020,614                  1,320,496                 9,341,110
               Less current portion                               (3,156,740)                  (275,786)               (3,432,526)
                                                           -----------------          -----------------         -----------------

                                                           $       4,863,874          $       1,044,710         $       5,908,584
                                                           =================          =================         =================


Note 7 - Shareholders' Equity
-----------------------------

Private Placement Offering
--------------------------

In March and April of 1999, the Company completed a private placement of 1,912,451 shares of its common stock and raised $15,500,000 million gross, $13,863,539 net, which was used in its continuing acquisition program. An agent earned warrants to purchase 55,641 shares of the Company's common stock.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 7 - Shareholders' Equity (continued)
-----------------------------------------

Warrants and Options
--------------------

The Company has reserved (i) 1.5 million shares of Common Stock for issuance on exercise of 1.5 million warrants issued with respect to its initial public offering, (ii) 120,000 shares of Common Stock for issuance on exercise of options granted to the Company's underwriters of its initial public offering,
(iii) 55,641 shares of common stock for issuance on exercise of 55,641 warrants with respect to the Company's private placement and (iv) 200,000 shares of Common Stock for issuance on exercise of options issued under the Company's 1997 Stock Incentive Plan (the "ISOs"), of which options to purchase 36,500 shares had been granted as of December 31, 1999. With respect to the Warrants, (a) 1.38 million have an exercise price of $7.15 per share and do not expire until May 13, 2001 (the "Redeemable Warrants"); and (b) 120,000 have an exercise price of $9.15 per share and do not expire until May 13, 2002. Commencing on May 13, 1999, the Redeemable Warrants may be redeemed by the Company, in whole but not in part, at a price of $.05 per Redeemable Warrant at such time as the closing bid price of the Common Stock equals or exceeds $10.73 (150% of the exercise price) for 20 consecutive trading days. The Underwriter Options have an exercise price of $7.04 per share and do not expire until May 13, 2004. The warrants issued in connection with the Company's 1999 private placement have an exercise price of $8.08 per share and expire on April 1, 2004.

Stock Option Plans
------------------

Management of the Company has adopted the 1997 Stock Incentive Plan whereby the Board of Directors can issue both tax qualified and nonqualified options to officers, employees, consultants and others. Under the plan, 200,000 shares of the Company's stock is reserved for options to be issued in the future. The Company issued 22,000 shares to employees and 10,000 shares to outside directors under the plan in connection with its IPO. The Company also issued 5,000 shares to an employee in 1999 under the plan. These shares vest equally over three years from the date of grant. The Company has 36,500 options outstanding under the plan at December 31, 1999.

Effective January 1, 2000, the Company also established the 1999 Employee Formula Award Stock Option Plan (the Plan). The Company has reserved 100,000 shares of its Common Stock for issuance upon the exercise of options available for grant under the Plan. Employees who have been employed by the Company or one of its affiliates for at least one year and employees who are designated as full-time are eligible for this Plan. The options vest equally over five years. Unless revised by the Board of Directors, the number of shares of Common Stock underlying the Options granted on each anniversary date to eligible employees shall be the sum of (1) the quotient of (a) the eligible employees' compensation for 12 months preceding the Anniversary Date multiplied by 10%, divided by (b) the market value of the Company's common stock at the date of issuance plus (2) the product of (a) 10% of the quotient obtained in (a) above multiplied by the number of years the employee has been with the Company. Options are granted under the Plan at not less than the market price of the Company stock. The options cannot be exercisable for more than 10 years.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 7 - Shareholders' Equity (continued)
-----------------------------------------

Stock Purchase Plan
-------------------

Additionally, the Company established an Employee Stock Purchase Plan also effective January 1, 2000. The maximum number of shares of the Company's Common Stock available for sale under the Plan shall be 75,000 shares. In order to participate in this Plan, an employee must have been employed by the Company for at least one year. This Plan allows eligible employees to purchase shares of the Company's common stock for 90% of the fair market value at the lesser of either the beginning or end of each semi-annual stock purchase period.

Escrow Shares
-------------

In connection with one of the Company's 1998 acquisitions, the Company placed 297,334 shares in escrow. During 1999, the shares were released from escrow as provided in the purchase agreement, and 213,640 shares were delivered to the sellers and the remaining 83,694 shares were delivered to the Company and retired.

The following summarizes the activity under the Company's stock option plans:

                                           Number of                Exercise
                                            Shares                    Price                 Expiration
                                        ----------------        ---------------         ---------------------

Balance at January 1, 1998                            -                       -

Stock options granted                             32,000         $  5.50 - 6.50         May 2001 - June 2001

Stock options cancelled                             (500)                  5.50         May 2001
                                         ---------------         --------------

Balance at December 31, 1998                      31,500         $  5.50 - 6.50         May 2001 - June 2001

Stock options granted                              5,000         $         8.00         September 2009

Stock options cancelled                               -          $            -
                                         ---------------         --------------

Balance at December 31, 1999                      36,500         $  5.50 - 8.00         May 2001 - September 2009
                                         ===============         ==============

The weighted average exercise price at December 31, 1999 was $5.98 and the weighted average remaining contractual life of the Company's options was 2.53 years.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 7 - Shareholders' Equity (continued)
-----------------------------------------

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123). Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, there would not be a material effect on 1999 or 1998 net income, respectively. The fair value of each grant option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0%; expected volatility of 42%; discount rate of 5.5% and expected lives of 10 years.

Note 8 - Business Segments
--------------------------

Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 31, 1998 and 1999. Total revenue in one business segment includes information services which represent sales by Company operated territories, in another segment, ancillary revenues, the third segment consists of system affiliate revenue and training, license, and other revenues, as reported in the Company's consolidated financial statements.

Identifiable assets by business segment are those assets used in the Company's operation of each segment.

                                                                      System
                                                                   Affiliates and
                                                                      License,
                                         Information    Ancillary   Training and
                                          Services        Income       Other            Totals
                                         -----------    ----------   ----------       -----------

December 31, 1998
-----------------
    Net sales                            $ 6,235,604    $1,451,104   $2,256,838       $ 9,943,546
    Cost of services                     $ 3,649,518    $       -    $1,097,116       $ 4,746,634
    Gross profit                         $ 2,586,086    $1,451,104   $1,159,722       $ 5,196,912
    Total assets                         $17,006,221    $       -    $1,170,680       $18,176,901
    Depreciation and amortization        $   671,483    $       -    $  104,610       $   776,093
    Capital expenditures                 $ 1,833,284    $       -    $  265,719       $ 2,099,003

December 31, 1999
-----------------
    Net sales                            $21,903,658    $2,069,302   $1,857,102       $25,830,062
    Cost of services                     $14,029,694    $       -    $1,369,767       $15,399,461
    Gross profit                         $ 7,873,964    $2,069,302   $  487,335       $10,430,601
    Total assets                         $37,607,690    $       -    $2,084,785       $39,692,475
    Depreciation and amortization        $ 2,564,018    $       -    $  151,324       $ 2,715,342
    Capital expenditures                 $ 2,689,324    $       -    $  847,706       $ 3,537,030

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 9 - Income Taxes
---------------------

Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized.

The components of the provision for income tax expense for the year ended December 31, 1998 and 1999 are as follows:

                                                   December 31,
                                       --------------------------------------
                                            1998                    1999
                                       --------------          --------------

     Current                           $      569,724          $      463,220
     Deferred                                 240,276                  61,978
                                       --------------          --------------

                                       $      810,000          $      525,198
                                       ==============          ==============

The deferred income tax assets and liabilities result primarily from differing depreciation and amortization periods of certain assets, and the recognition of certain expenses for financial statement purposes and not for tax purposes.

The net current and long-term deferred tax liabilities in the accompanying balance sheet include the following items at December 31, 1999:

     Current deferred tax asset                  $         113,314
     Current deferred tax liability                       (126,700)
                                                 -----------------

                                                 $         (13,386)
                                                 =================

     Long-term deferred tax asset                $          33,492
     Long-term deferred tax liability                     (444,137)
                                                 -----------------

                                                 $        (410,645)
                                                 =================

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 9 - Income Taxes (continued)
---------------------------------

Rate Reconciliation
-------------------

The reconciliation of income tax expense by applying the Federal statutory tax rates to the Company's effective income tax rate is as follows:

                                                    December 31,
                                        ------------------------
                                         1998          1999
                                        ------        ------

Federal statutory rate                    34.0%         34.0%
State tax on income, net of
 federal income tax benefit                3.3           3.3
Research tax credits                      (1.0)           -
Other, net (1)                            (2.4)          7.0
                                        ------        ------

                                          33.9%         44.3%
                                        ======        ======

(1) 1999 reflects a full year of non-deductible amortization from a 1998 business acquisition.


Note 10 - Commitments
---------------------

During 1998, the Company relocated its corporate office and began a new 20 year lease. The lease is an operating lease agreement which provides for the monthly payment of $23,483 and expires March 2018. In fiscal year 2000, the Company expanded into additional office space. Monthly rental payments for the additional space total $18,383. These rents are included in the minimum annual lease payment schedule. Rent expense under this operating lease and the previous corporate office lease totaled approximately $276,000 and $1,365,000 for the years ended December 31, 1998 and 1999, respectively.

The Company assumed various other operating leases for equipment and office space in connection with its business acquisitions described in Note 2. The leases have expiration dates ranging from 1999 to 2003. Payments on these leases totaled $139,222 and $1,405,669 in 1998 and 1999, respectively. In addition, the Company signed two new leases in 1998 for office space to consolidate several acquired offices within the same cities. These leases expire in 2008 and 2009. Payments on these leases totaled $21,658 in 1999.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 10 - Commitments (continued)
---------------------------------

Future minimum annual lease payments on equipment and office space are as follows:

         Year Ended December 31,

                     2000                       $      1,785,676
                     2001                              1,586,645
                     2002                              1,509,168
                     2003                              1,446,836
                     2004                              1,426,702
                     Thereafter                       13,595,763
                                                ----------------

                                                $     21,350,790
                                                ================

The Company is subject from time to time to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

The  Company  maintains  a  self-insured   medical  insurance  program  for  its
employees. The Company reimburses employees for qualified medical services up to $10,000 per employee per plan year.

Note 11 - Employee Benefit Plan
-------------------------------

The Company adopted a 401(k) plan effective November 1, 1998. Participation is voluntary and employees are eligible to participate at age 21 and after one month of employment with the Company. The Company matches 50% of the employees contribution up to 4% of the employee's salary.

A participant's vested benefits if fairly distributed upon death or disability and is distributed upon termination of employment according to the following vesting schedule:

          Years of Service                         Percentage
          ----------------                         ----------
                 1                                    20%
                 2                                    40%
                 3                                    60%
                 4                                    80%
                 5                                   100%

The Company contributed $9,031 and $98,508 to the Plan for the years ended December 31, 1998 and 1999, respectively.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 12 - Earnings Per Share
----------------------------

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations:


                                                                   For the Year Ended December 31, 1999
                                                            --------------------------------------------------
                                                              Income               Shares           Per-Share
                                                            (Numerator)         (Denominator)         Amount
                                                            -----------         -------------       ----------

Net income                                                  $   659,414

Basic EPS

   Weighted average beginning shares outstanding (net of
    escrow shares retired)
                                                                     -              3,467,652
   Weighted average private placement shares issued
                                                                     -              1,470,111
                                                            -----------         -------------
   Income available to common stockholders                      659,414             4,937,763       $      .13
                                                                                                    ==========

Effect of Dilutive Common Stock

   Options                                                           -                 33,888
   Warrants                                                          -                247,489

Diluted EPS

   Income available to common stockholders plus assumed
    conversions                                             $   659,414             5,219,140       $      .13
                                                            ===========         =============       ==========


                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 12 - Earnings Per Share (continued)
----------------------------------------

                                                                   For the Year Ended December 31, 1998
                                                            --------------------------------------------------
                                                              Income               Shares           Per-Share
                                                            (Numerator)         (Denominator)         Amount
                                                            -----------         -------------       ----------

Net income                                                  $ 1,576,734

Basic EPS

   Weighted average beginning shares outstanding
                                                                     -              1,800,000
   Weighted average IPO shares issued                                -                850,220
   Weighted average shares issued in business
    acquisitions                                                     -                 30,534
                                                            -----------         -------------
   Income available to common stockholders                    1,576,734             2,680,754       $      .59
                                                                                                    ==========

Effect of Dilutive Common Stock

   Options                                                           -                 11,896
   Warrants                                                          -                 76,564

Diluted EPS

   Income available to common stockholders plus assumed
    conversions                                             $ 1,576,734             2,769,214       $      .57
                                                            ===========         =============       ==========


Note 13 - Consolidation Costs
-----------------------------

The Company has presented non-recurring costs such as travel costs for office and system conversion, recruiting fees and the elimination of previous management salaries associated with the Company's acquisitions as a separate operating expense category titled "consolidation costs". These are non-recurring costs which management believes are more appropriately presented as a separate category to provide a more meaningful operating expense presentation.

                               FACTUAL DATA CORP.

                           CONSOLIDATED BALANCE SHEET
                                  June 30, 2000
                                   (Unaudited)

                                     ASSETS

Current assets

   Cash and cash equivalents                                 $       1,090,536
   Short-term investments                                                   -
   Prepaid expenses and other                                          730,199
   Accounts receivable, net                                          5,246,185
                                                             -----------------
         Total current assets                                        7,066,920

Property and equipment                                               6,563,569

Intangibles and other assets                                        35,724,703

Other assets                                                           207,444
                                                             -----------------
                                                                    49,562,646
                                                             =================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

   Line-of-credit                                            $         831,395
   Current portion on long-term debt                                 2,971,769
   Accounts payable                                                  4,374,744
   Accrued payroll and expenses                                        885,637
   Income taxes payable                                                     -
   Deferred income taxes                                                13,386
                                                             -----------------
         Total current liabilities                                   9,076,931
Long-term debt                                                      14,446,594
Deferred income taxes                                                  456,818
Shareholders' equity
   Preferred stock, 1,000,000 shares authorized;
    none issued and outstanding                                             -
   Common stock, 10,000,000 shares authorized;
    5,382,818 at June 30, 2000                                      22,502,397
   Retained earnings                                                 3,079,906
                                                             -----------------
         Total shareholders' equity                                 25,582,303
                                                             -----------------
                                                             $      49,562,646
                                                             =================


  The accompanying notes to unaudited consolidated financial statements are an integral part of these consolidated statements.

                               FACTUAL DATA CORP.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                   For the Six Months Ended
                                                           June 30,
                                                   2000              1999
                                                ------------     ------------
                                                         (unaudited)
Revenue

   Information services                         $ 14,251,506     $ 10,417,585
   Ancillary income                                  935,284        1,007,196
   System affiliates                                 628,821          924,148
   Training, license and other                            -                -
                                                ------------     ------------
         Total revenue                            15,815,611       12,348,929
                                                ------------     ------------

Operating expenses

   Costs of services provided                      8,942,584        7,048,035
   Consolidation costs                               325,708          617,193
   Selling, general and administrative             3,871,653        2,069,471
   Depreciation and amortization                   1,890,933        1,080,813
                                                ------------     ------------
         Total operating expenses                 15,030,878       10,815,512
                                                ------------     ------------

Income from operations                               784,733        1,533,417
Other income (expense)
   Other income                                      160,418          224,104
   Interest expense                                 (584,997)        (223,230)
                                                ------------     ------------
         Total other income (expense)               (424,579)             874
                                                ------------     ------------
Income before income taxes                           360,154        1,534,291
Income tax expense                                   160,969          602,533
                                                ------------     ------------

Net income and comprehensive income             $    199,185     $    931,758
                                                ============     ============

Basic earnings per share                        $        .04     $        .21
                                                ============     ============

Weighted average basic shares outstanding          5,380,779        4,441,971
                                                ============     ============

Diluted earnings per share                      $        .04     $        .19
                                                ============     ============

Weighted average diluted shares outstanding        5,589,319        4,790,637
                                                ============     ============

  The accompanying notes to unaudited consolidated financial statements are an integral part of these consolidated statements.

                               FACTUAL DATA CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  For the Six Months Ended
                                                           June 30,
                                                    2000              1999
                                                ------------     ------------
                                                         (unaudited)
Cash flows from operating activities
   Net income                                   $    199,185     $    931,758
                                                ------------     ------------
   Adjustments to reconcile net income to
    net cash provided by operating
    activities

     Depreciation and amortization                 1,890,933        1,080,813
     Gain on refinance of debt                      (189,013)              -
     Deferred income taxes                            46,173           17,656
     Changes in operating assets and
      liabilities
       Accounts receivable                        (1,583,091)      (1,377,114)
       Prepaid expenses                              219,343         (528,898)
       Other assets                                   93,545         (125,600)
       Accounts payable                            1,275,066          472,876
       Accrued payroll, payroll taxes
        and expenses                                (197,849)         189,756
       Accrued taxes and other                       114,795         (524,186)
                                                ------------     ------------
                                                   1,669,902         (794,697)
                                                ------------     ------------
         Net cash provided by operating
          activities                               1,869,087          137,061
                                                ------------     ------------

Cash flow from investing activities
   Purchase of property and equipment               (626,259)      (1,499,818)
   Capitalized software costs                       (395,857)              -
   Net cash used in the acquisition of
    businesses                                      (314,714)      (7,522,780)
   Sales of short-term securities                         -         2,212,386
                                                ------------     ------------
         Net cash (used in) investing
          activities                              (1,336,830)      (6,810,212)
                                                ------------     ------------

Cash flows from financing activities
   Principal payments on long-term debt           (4,821,214)      (1,111,725)
   Proceeds from issuance of long-term debt        4,000,000               -
   Net activity on line-of-credit                    331,395               -
   Net proceeds from employee stock option plan       24,153               -
   Net proceeds in private placement
    offering (net of offering expenses
    paid of $1,514,576                                    -        13,985,424
                                                ------------     ------------
         Net cash provided (used) by financing
          activities                                (465,666)      12,873,699
                                                ------------     ------------

Net increase in cash and cash equivalents             66,591        6,200,548
Cash and cash equivalents, at beginning
 of period                                         1,023,945        1,093,295
                                                ------------     ------------
Cash and cash equivalents, at end of period     $  1,090,536     $  7,293,843
                                                ============     ============

(continued on next page)

                               FACTUAL DATA CORP.

                Unaudited Consolidated Statements of Cash Flows


Supplemental disclosure of cash flow information:

     Interest paid on borrowings for the six months ended June 30, 2000 and 1999, was $584,997 and $223,230, respectively.

     Cash paid for income taxes for the six months ended June 30, 2000 and 1999, was $160,969 and $1,323,636, respectively.

Supplemental disclosure of non-cash investing and financing activities:

     During the six months ended June 30, 2000 and 1999, the Company financed fixed asset purchases totaling $245,525 and $335,356, respectively, with notes payable and capital leases.

     During the six months  ended June 30, 2000 and 1999,  the Company  incurred
          $-0- and $1,018,685, respectively, in offering costs that were included in accounts payable.

     During the six months ended June 30, 2000, the Company acquired a license agreement with a long-term obligation of $8.7 million. (See Note 4.)


  The accompanying notes to unaudited consolidated financial statements are an integral part of these consolidated statements.

                               FACTUAL DATA CORP.

                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

The consolidated financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission, March 31, 2000, which includes audited financial statements for the years ended December 31, 1999 and 1998. The results of operations for the six months ended June 30, 2000, may not be indicative of the results of operations for the year ended December 31, 2000.

The Company's diluted earnings per share takes into account warrants issued in the Company's IPO, the private equity offering and other outstanding stock options.

Note 2 - Line-of-Credit
-----------------------

The Company refinanced its line-of-credit during the second quarter of 2000. The facility is now a $6,000,000 line-of-credit with interest payable at prime plus 25 basis points, or libor plus 275 basis points. Principal and unpaid interest are due April 2001. The line-of-credit requires the Company to meet certain financial covenants and is collateralized by substantially all the assets of the Company.


Note 3 - Stockholder's Equity
-----------------------------

The Company issued 1,317 shares of stock to employees valued at $12,182 in connectin with the Company's Employee Stock Purchase Plan during the second quarter of 2000.


Note 4 - Long-Term Debt and Obligations
---------------------------------------

The Company refinanced seller notes from acquisitions and a portion of the previous line-of-credit with a $4 million term loan through Wells Fargo bank. The term loan is a 5-year amortization with interest at prime plus 25 basis points, or lbor plus 275 basis points. A fixed swap agreement was negotiated in which the all-in-one interest rate is now locked at 10.10%.

On April 29, 2000 the Company entered into a 10-year lease agreement, with a 5-year payback period as the Experian affiliate for the state of Colorado. The agreement has been recorded as long-term debt on the balance sheet.

As of June 30, 2000, the future maturities of this long-term obligation are as follows:

                Year Ending December 31,
                ------------------------
                        2000                     $  399,507
                        2001                        861,148
                        2002                      1,695,246
                        2003                      2,280,038
                        2004                      2,543,751
                        2005                        908,519
                                                 ----------
                                                 $8,688,209
                                                 ==========